Branch 22

T. ROWE PRICE ASSOCIATES, INC.

811-2958

WWW.TROWEPRICE.COM

LEGAL DEPARTMENT

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free 800-638-7890
Fax 410-345-6575

April 19, 2004

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

04042448

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

John Bilski v. T. Rowe Price International Funds, Inc., et al.
In the United States District Court for the Southern District of Illinois
Case No.: 03-772 GPM

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleadings relative to the above-referenced matter:

Exhibit A: Conditional Transfer Order (Judicial Panel on Multidistrict Litigation) (MDL-1586)

Exhibit B: Order Lifting Stay of Conditional Transfer Order

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: ✓Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\BILSKISECLTR4.doc

T.RowePrice
INVEST WITH CONFIDENCE

# EXHIBIT A

# UNITED STATES OF AMERICA
# JUDICIAL PANEL ON MULTIDISTRICT LITIGATION



DIRECT REPLY TO:

Michael J. Beck
Clerk of the Panel
One Columbus Circle, NE
Thurgood Marshall Federal
Judiciary Building
Room G-255, North Lobby
Washington, D.C. 20002

Telephone: [202] 502-2800
Fax: [202] 502-2888

http://www.jpml.uscourts.gov

March 3, 2004

TO INVOLVED COUNSEL

Re: MDL-1586 -- In re Mutual Funds Investment Litigation

(See Attached Schedule CTO-1)

Dear Counsel:

Attached is a copy of a conditional transfer order filed today by the Judicial Panel on Multidistrict Litigation involving the above matter. The actions are transferred pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001). Copies of Rule 5.2, dealing with service, and Rules 7.4 and 7.5, regarding "tag-along" actions, are attached.

Inasmuch as there is an unavoidable time lag between notification of the pendency of the tag-along action and the filing of a conditional transfer order, counsel are required by Rule 7.4(b) to notify this office **BY FACSIMILE**, at (202) 502-2888, of any official changes in the status of the tag-along action. These changes could involve dismissal of the action, remand to state court, transfer to another federal court, etc., as indicated by an order filed by the district court. Your cooperation would be appreciated.

**NOTICE OF OPPOSITION DUE ON OR BEFORE: March 18, 2004 (4 p.m. EST)**
(Facsimile transmission is suggested.)

If you are considering opposing this conditional transfer order, please review Rules 7.4 and 7.5 of the Panel Rules before filing your Notice of Opposition. Please file one Notice of Opposition (with an attached schedule of actions, if necessary) if you are opposing the transfer of more than one action. A consolidated Motion and Brief to Vacate the CTO, with attached schedule of actions, is acceptable and encouraged. Please refer to the attached pink flyer for additional instructions concerning oppositions.

For more information about MDL-1586, counsel are encouraged to visit the District of Maryland transferee court's website at **http://www.mdd.uscourts.gov/mdl_litigation/displayMDLCom1.asp** and click on Mutual Funds.

A list of involved counsel is attached.

Very truly,

Michael J. Beck
Clerk of the Panel

By Bonita Bagley
Deputy Clerk

Attachments

JUDICIAL PANEL ON
MULTIDISTRICT LITIGATION

MAR - 3 2004

FILED
CLERK'S OFFICE

***DOCKET NO. 1586***

## *BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION*

## *IN RE MUTUAL FUNDS INVESTMENT LITIGATION*

## *(SEE ATTACHED SCHEDULE)*

## *CONDITIONAL TRANSFER ORDER (CTO-1)*

On February 20, 2004, the Panel transferred 96 civil actions to the United States District Court for the District of Maryland for coordinated or consolidated pretrial proceedings pursuant to 28 U.S.C. § 1407. With the consent of that court, all such actions have been assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

It appears that the actions on this conditional transfer order involve questions of fact which are common to the actions previously transferred to the District of Maryland.

Pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001), these actions are transferred under 28 U.S.C. § 1407 to the District of Maryland for the reasons stated in the order of February 20, 2004, ____F.Supp.2d____ (J.P.M.L. 2004), and, with the consent of that court, assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

This order does not become effective until it is filed in the Office of the Clerk of the United States District Court for the District of Maryland. The transmittal of this order to said Clerk shall be stayed fifteen (15) days from the entry thereof and if any party files a notice of opposition with the Clerk of the Panel within this fifteen (15) day period, the stay will be continued until further order of the Panel.

FOR THE PANEL:

Michael J. Beck

Michael J. Beck
Clerk of the Panel

# SCHEDULE CTO-1 - TAG ALONG CASES
# DOCKET NO. 1586
# IN RE MUTUAL FUNDS INVESTMENT LITIGATION

| DISTRICT | DIV. | CIVIL ACTION# | |
|---|---|---|---|
| CALIFORNIA CENTRAL | | | |
| CAC | 2 | 03-7654 | Emanuel Wasserman v. Kenneth D. Lewis, et al. |
| CAC | 2 | 03-8736 | Mike Sayegh v. Janus Capital Corp., et al. |
| CALIFORNIA NORTHERN | | | |
| CAN | 3 | 03-5071 | Michael Federman v. Putnam American Government Income Fund, et al. |
| CAN | 5 | 03-5133 | Kathie A. Phillips v. Alliance Capital Management Holding, L.P., et al. |
| CAN | 5 | 03-5146 | James Page, Jr. v. The Charles Schwab Corp., et al. |
| COLORADO | | | |
| CO | 1 | 03-2004 | Gerald L. Chait, etc. v. Thomas H. Bailey, et al. |
| CO | 1 | 03-2007 | Mei Hung, etc. v. Thomas H. Bailey, et al. |
| CO | 1 | 03-2016 | Norman Friedman, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2037 | Robert Martini v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2061 | Delon Brown v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2103 | Ruth A. McKeown v. Janus Fund, et al. |
| CO | 1 | 03-2115 | Paul Straits v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2141 | Janice Biggs v. Janus Fund, et al. |
| CO | 1 | 03-2168 | Harry Goodman, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2182 | Richard Lepera v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 03-2212 | R. Andrew Harclerode, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2309 | Brenda C. Vann, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2325 | Amanda Klein v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2403 | Craig Wiggins v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2406 | L. Scott Karlin, etc. v. Amvescap, PLC, et al. |
| CO | 1 | 03-2441 | Richard Raver v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 03-2456 | Jerry Fatah, etc. v. Invesco Advantage Health Sciences Fund, et al. |
| CO | 1 | 03-2457 | Shirley M. McLain, et al. v. Bank of America Corp., et al. |
| CO | 1 | 03-2559 | Steven B. Ehrlich, et al. v. Invesco Advantage Health Sciences Fund, et al. |
| CO | 1 | 03-2604 | Miriam Calderon v. Amvescap, PLC, et al. |
| CO | 1 | 03-2612 | Pat B. Gorsuch, et al. v. Invesco Funds Group, Inc., et al. |
| CONNECTICUT | | | |
| CT | 3 | 03-1874 | Thomas Helm, et al. v. Janus Fund, et al. |
| CT | 3 | 03-1883 | Louis J. DeSocio v. Strong Advisor Common Stock Fund, et al. |
| CT | 3 | 03-2050 | Charles Lanza v. Alliancebernstein Growth & Income Fund, et al. |
| CT | 3 | 03-2192 | Alfred Dellavalle v. Putnam American Government Income Fund, et al. |
| ILLINOIS NORTHERN | | | |
| ILN | 1 | 03-7315 | Lenore Zarate v. Bank One Corp., et al. |
| ILN | 1 | 03-7940 | Robert Holton v. Bank One Corp., et al. |
| ILN | 1 | 03-8561 | Datren Williams, etc. v. Bank One Corp., et al. |
| ILN | 1 | 03-8628 | Carolyn Kitty v. Janus Capital Group Inc., et al. |
| ILN | 1 | 03-9055 | Carlo D'Agostino v. Putnam Investments Trust, et al. |
| ILN | 1 | 03-9061 | Brett Tayne v. Putnam Investments Trust, et al. |
| ILLINOIS SOUTHERN | | | |
| ILS | 3 | 03-692 | Robert Potter, et al. v. Janus Investment Fund, et al. |
| ILS | 3 | 03-760 | Donald Bradfisch v. Templeton Funds, Inc., et al. |
| ILS | 3 | 03-769 | Roger Kelso v. Columbia Acorn Trust, et al. |
| ILS | 3 | 03-770 | David Kenerley v. Templeton Funds, Inc., et al. |

| | | | |
|---|---|---|---|
| OHS | 2 | 03-1038 | Jerry Huang v. Peter Marshall, et al. |
| OHS | 2 | 03-1039 | Mark Snyder, etc. v. Peter C. Marshall, et al. |
| **PENNSYLVANIA EASTERN** | | | |
| PAE | 2 | 03-6255 | Stephen Cary v. Pligrim Baxter & Associates, Ltd., et al. |
| PAE | 2 | 03-6411 | Lilia Binder et al. v. PBHG Growth Fund, et al. |
| PAE | 2 | 03-6436 | Robert K. Beiter v. Pilgrim Baxter & Associates, Ltd., et al. |
| PAE | 2 | 03-6441 | Stanley D. Bernstein Profit Keough for the Benefit of Stanley Bernstein v. Pilgrim Baxter & Associates, Ltd., et al. |
| PAE | 2 | 03-6509 | Anatoly S. Weiser v. PBHG Growth Fund, et al. |
| PAE | 2 | 03-6544 | Korshed F. Jungalawala v. Pilgrim Baxter & Associates, Ltd., et al. |
| PAE | 2 | 03-6570 | Michael Peroff v. Pilgrim Baxter & Associates, Ltd., et al. |
| **PENNSYLVANIA WESTERN** | | | |
| PAW | 2 | 03-1627 | John Dejean v. Federated Investors, Inc., et al. |
| PAW | 2 | 03-1639 | Diane Ruchka v. American Skandia Advisor Funds, Inc., et al. |
| PAW | 2 | 03-1659 | Resa H. Jannett, et al. v. American Skandia Advisor Funds, Inc., et al. |
| PAW | 2 | 03-1737 | Robert Steinberg, et al. v. American Skandia Advisor Funds, Inc., et al. |
| PAW | 2 | 03-1858 | John M. Abraham v. Federated Investors, Inc., et al. |
| PAW | 2 | 03-1942 | Michael Feder, etc. v. Federated Investors, Inc., et al. |
| PAW | 2 | 03-1965 | Risa E. Schneps v. Federated Investment Management Co. |
| PAW | 2 | 03-1971 | Martin J. Michlik v. Federated Investors, Inc., et al. |
| **TEXAS EASTERN** | | | |
| TXE | 6 | 03-562 | Rex-Hide Industries, Inc., et al. v. National Capital Growth, et al. |
| **WISCONSIN EASTERN** | | | |
| WIE | 2 | 03-951 | Ryan Marshall, etc. v. Richard S. Strong, et al. |
| WIE | 2 | 03-953 | John Lang, et al. v. Strong Advisor Common Stock Fund, et al. |
| WIE | 2 | 03-960 | Terry Mintz, etc. v. Richard S. Strong, et al. |
| WIE | 2 | 03-961 | Heather Blum, etc. v. Richard S. Strong, et al. |
| WIE | 2 | 03-963 | Niki Tsetsekos, etc. v. Strong Financial Corp., et al. |
| WIE | 2 | 03-969 | Esther Cohen v. Strong Advisor Common Stock Fund, et al. |
| WIE | 2 | 03-997 | Gerald Klafter v. Strong Capital Management, Inc., et al. |
| WIE | 2 | 03-1003 | Ernest Gottdiener v. Strong Advisor Common Stock Fund, et al. |
| WIE | 2 | 03-1012 | Mary Ellen Ryan, etc. v. Strong Capital Management, Inc., et al. |
| WIE | 2 | 03-1027 | Carol Patterson, etc. v. Strong Financial Corp., et al. |
| WIE | 2 | 03-1035 | Luis O. Araneda v. Strong Advisor Common Stock Fund, et al. |
| WIE | 2 | 03-1038 | Peter J. Kugi, etc. v. Strong Capital Management, Inc., et al. |
| WIE | 2 | 03-1067 | Brian Flynn v. Strong Capital Management, Inc., et al. |
| WIE | 2 | 03-1073 | Ori Ashman v. Strong Advisor Common Stock Fund, et al. |
| WIE | 2 | 03-1074 | Michael J. Hossack v. Strong Advisor Common Stock Fund, et al. |
| WIE | 2 | 03-1075 | Charles Hutton v. Strong Capital Management, Inc., et al. |
| WIE | 2 | 03-1407 | James L. DaPore v. Strong Financial Corp., et al. |
| **WISCONSIN WESTERN** | | | |
| WIW | 3 | 03-524 | Donald Schneider v. Strong Financial Corp., et al. |

## RULE 5.2: SERVICE OF PAPERS FILED

(a) All papers filed with the Clerk of the Panel shall be accompanied by proof of previous or simultaneous service on all other parties in all actions involved in the litigation. Service and proof of service shall be made as provided in Rules 5 and 6 of the Federal Rules of Civil Procedure. The proof of service shall indicate the name and complete address of each person served and shall indicate the party represented by each. If a party is not represented by counsel, the proof of service shall indicate the name of the party and the party's last known address. The proof of service shall indicate why any person named as a party in a constituent complaint was not served with the Section 1407 pleading. The original proof of service shall be filed with the Clerk of the Panel and copies thereof shall be sent to each person included within the proof of service. After the "Panel Service List" described in subsection (d) of this Rule has been received from the Clerk of the Panel, the "Panel Service List" shall be utilized for service of responses to motions and all other filings. In such instances, the "Panel Service List" shall be attached to the proof of service and shall be supplemented in the proof of service in the event of the presence of additional parties or subsequent corrections relating to any party, counsel or address already on the "Panel Service List."

(b) The proof of service pertaining to motions for transfer of actions pursuant to 28 U.S.C. §1407 shall certify that copies of the motions have been mailed or otherwise delivered for filing to the clerk of each district court in which an action is pending that will be affected by the motion. The proof of service pertaining to a motion for remand pursuant to 28 U.S.C. §1407 shall certify that a copy of the motion has been mailed or otherwise delivered for filing to the clerk of the Section 1407 transferee district court in which any action affected by the motion is pending.

(c) Within eleven days of filing of a motion to transfer, an order to show cause or a conditional transfer order, each party or designated attorney shall notify the Clerk of the Panel, in writing, of the name and address of the attorney designated to receive service of all pleadings, notices, orders and other papers relating to practice before the Judicial Panel on Multidistrict Litigation. Only one attorney shall be designated for each party. Any party not represented by counsel shall be served by mailing such pleadings to the party's last known address. Requests for an extension of time to file the designation of attorney shall not be granted except in extraordinary circumstances.

(d) In order to facilitate compliance with subsection (a) of this Rule, the Clerk of the Panel shall prepare and serve on all counsel and parties not represented by counsel, a "Panel Service List" containing the names and addresses of the designated attorneys and the party or parties they represent in the actions under consideration by the Panel and the names and addresses of the parties not represented by counsel in the actions under consideration by the Panel. After the "Panel Service List" has been received from the Clerk of the Panel, notice of subsequent corrections relating to any party, counsel or address on the "Panel Service List" shall be served on all other parties in all actions involved in the litigation.

(e) If following transfer of any group of multidistrict litigation, the transferee district court appoints liaison counsel, this Rule shall be satisfied by serving each party in each affected action and all liaison counsel. Liaison counsel designated by the transferee district court shall receive copies of all Panel orders concerning their particular litigation and shall be responsible for distribution to the parties for whom he or she serves as liaison counsel.

RULE 7.4: CONDITIONAL TRANSFER ORDERS FOR "TAG-ALONG ACTIONS"

(a) Upon learning of the pendency of a potential "tag-along action," as defined in Rule 1.1 of these Rules, an order may be entered by the Clerk of the Panel transferring that action to the previously designated transferee district court on the basis of the prior hearing session(s) and for the reasons expressed in previous opinions and orders of the Panel in the litigation. The Clerk of the Panel shall serve this order on each party to the litigation but, in order to afford all parties the opportunity to oppose transfer, shall not send the order to the clerk of the transferee district court for fifteen days from the entry thereof.

(b) Parties to an action subject to a conditional transfer order shall notify the Clerk of the Panel within the fifteen-day period if that action is no longer pending in its transferor district court.

(c) Any party opposing the transfer shall file a notice of opposition with the Clerk of the Panel within the fifteen-day period. If a notice of opposition is received by the Clerk of the Panel within this fifteen-day period, the Clerk of the Panel shall not transmit said order to the clerk of the transferee district court until further order of the Panel. The Clerk of the Panel shall notify the parties of the briefing schedule.

(d) Within fifteen days of the filing of its notice of opposition, the party opposing transfer shall file a motion to vacate the conditional transfer order and brief in support thereof. The Chairman of the Panel shall set the motion for the next appropriate hearing session of the Panel. Failure to file and serve a motion and brief shall be treated as withdrawal of the opposition and the Clerk of the Panel shall forthwith transmit the order to the clerk of the transferee district court.

(e) Conditional transfer orders do not become effective unless and until they are filed with the clerk of the transferee district court.

(f) Notices of opposition and motions to vacate such orders of the Panel and responses thereto shall be governed by Rules 5.12, 5.2, 7.1 and 7.2 of these Rules.

RULE 7.5: MISCELLANEOUS PROVISIONS CONCERNING "TAG-ALONG ACTIONS"

(a) Potential "tag-along actions" filed in the transferee district require no action on the part of the Panel and requests for assignment of such actions to the Section 1407 transferee judge should be made in accordance with local rules for the assignment of related actions.

(b) Upon learning of the pendency of a potential "tag-along action" and having reasonable anticipation of opposition to transfer of that action, the Panel may direct the Clerk of the Panel to file a show cause order, in accordance with Rule 7.3 of these Rules, instead of a conditional transfer order.

(c) Failure to serve one or more of the defendants in a potential "tag-along action" with the complaint and summons as required by Rule 4 of the Federal Rules of Civil Procedure does not preclude transfer of such action under Section 1407. Such failure, however, may be submitted by such a defendant as a basis for opposing the proposed transfer if prejudice can be shown. The inability of the Clerk of the Panel to serve a conditional transfer order on all plaintiffs or defendants or their counsel shall not render the transfer of the action void but can be submitted by such a party as a basis for moving to remand as to such party if prejudice can be shown.

(d) A civil action apparently involving common questions of fact with actions under consideration by the Panel for transfer under Section 1407, which was either not included in a motion under Rule 7.2 of these Rules, or was included in such a motion that was filed too late to be included in the initial hearing session, will ordinarily be treated by the Panel as a potential "tag-along action."

(e) Any party or counsel in actions previously transferred under Section 1407 or under consideration by the Panel for transfer under Section 1407 shall promptly notify the Clerk of the Panel of any potential "tag-along actions" in which that party is also named or in which that counsel appears.

# INVOLVED COUNSEL LIST (CTO-1)
# DOCKET NO. 1586
# IN RE MUTUAL FUNDS INVESTMENT LITIGATION

Glen L. Abramson
Berger & Montague, P.C.
1622 Locust Street
Philadelphia, PA 19103

Guri Ademi
Ademi & O'Reilly
3620 E. Layton Avenue
Cudahy, WI 53110

Thomas L. Allen
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

Lauren D. Antonino
Chitwood & Harley
2300 Promenade II
1230 Peachtree Street, N.E.
Atlanta, GA 30309

Daniel E. Bacine
Barrack, Rodos & Bacine
3300 Two Commerce Street
2001 Market Street
Philadelphia, PA 19103

Gerald L. Bader, Jr.
Bader Associates
14426 E. Evans Avenue, Suite 200
Aurora, CO 80014

Eugene Barash
Korein Tillery-St. Louis
701 Market Street, Suite 300
St. Louis, MO 63101

Timothy G. Barber
Womble Carlyle Sandridge & Rice
3500 One Wachovia Center
301 South College Street
Charlotte, NC 28202-6025

Andrew L. Barroway
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Brian Barry
Law Offices of Brian Barry
1801 Avenue of the Stars
Suite 307
Los Angeles, CA 90067

Frederick J. Baumann
Rothgerber, Appel, Powers & Johnson
1200 17th Street, Suite 3000
Denver, CO 80202

Eric J. Belfi
Rabin, Murray & Frank, LLP
275 Madison Avenue
34th Floor
New York, NY 10016

Robert H. Bell
Gibson, Dunn & Crutcher, LLP
200 Park Avenue
New York, NY 10166-0193

Robert J. Berg
Bernstein Liebhard & Lifshitz, LLP
2050 Center Avenue, Suite 200
Fort Lee, NJ 07024

Joel H. Bernstein
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue
12th Floor
New York, NY 10017

Stanley D. Bernstein
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Kelly Cox Bilek
Hoeffner & Bilek, LLP
440 Louisiana Street
Suite 720
Houston, TX 77002

Barbara Blumenthal
Hoffman, Reilly, Pozner & Williamson, L.L.P.
511 16th Street, #700
Denver, CO 80202

David C. Boch
Bingham McCutchen, LLP
150 Federal Street
Boston, MA 02110-1726

Mark Booker
Berman, DeValerio, Pease, Tabacco, et al.
One Liberty Square, 8th Floor
Boston, MA 02109

Aaron L. Brody
Stull, Stull & Brody
6 East 45th Street, Suite 500
New York, NY 10017

Jules Brody
Stull, Stull & Brody
6 East 45th Street, Suite 500
New York, NY 10017

Sara B. Brody
Morgan Lewis & Bockius, LLP
Steuart Tower
One Market Street
Suite 800
San Francisco, CA 94105-1420

Tzivia Brody
336 Central Park West
Apt # 7C
New York, NY 10025

Eric E. Bronson
Bird, Marella, Boxer & Wolpert
1875 Century Park, East
23rd Floor
Los Angeles, CA 90067-2561

Steven J. Brooks
Deutsch, Williams, Brooks, Derensis, et al.
99 Summer Street
Boston, MA 02110

Gordon R. Broom
Burroughs, Hepler, Broom, MacDonald, et al.
Mark Twain Plaza
103 West Vandalia Street, Suite 300
P.O. Box 510
Edwardsville, IL 62025

Klint Bruno
Law Offices Of Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Terrence Buehler
Buehler & Reed
19 South LaSalle Street
Suite 1500
Chicago, IL 60603

Bradley Jay Butwin
O'Melveny & Myers, LLP
Citicorp Center
53rd Floor
153 East 53rd Street
New York, NY 10022

John C. Cabaniss
Cabaniss Law Office
205 E. Wisconsin Avenue
Suite 300
Milwaukee, WI 53202

James R. Carroll
Skadden, Arps, et al. - Boston
One Beacon Street
31st Floor
Boston, MA 02108-3194

William Frank Carroll
Winstead, Sechrest & Minick, P.C.
1201 Elm Street
5400 Renaissance Tower
Dallas, TX 75270-2199

Laura D. Castner
Greenberg Traurig
2450 Colorado Ave
Suite 400E
Santa Monica, CA 90404

Edward W. Chang
Schiffrin & Barroway, L.L.P.
Three Bala Plaza East
Bala Cynwyd, PA 19004

Stephen E. Chappelear
Hahn, Loeser & Parks, LLP
21 East State Street
Suite 1050
Columbus, OH 43215-4224

Darren J. Check
Schiffrin & Barroway, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004

Michael S. Christian
The Furth Firm, LLP
225 Bush Street, 15th Floor
San Francisco, CA 94104-2303

Susan C. Chun
Fried, Frank, Harris, Shriver &
Jacobson, LLP
2 California Plz
350 S. Grand Ave., 32nd Fl.
Los Angeles, CA 90071

Bruce E. Clark
Sullivan & Cromwell
125 Broad Street
28th Floor
New York, NY 10004-2498

Collen Andrew Clark
Kaeske Law Firm
6301 Gaston Avenue
Suite 735
Dallas, TX 75214

Daniel E. Conley
Quarles, Brady, Streich & Lang,
LLP
411 East Wisconsin Avenue
Suite 2500
Milwaukee, WI 53202

Robert B. Corris
735 North Water Street
Suite 1440
Milwaukee, WI 53202

Joseph W. Cotchett
Cotchett, Pitre, Simon & McCarthy
San Francisco Airport Office Center
840 Malcolm Road
Suite 200
Burlingame, CA 94010

George C. Covington
Kennedy, Covington, Lobdell &
Hickman, LLP
214 North Tryon Street
Hearst Tower, 47th Floor
Charlotte, NC 28202

Elizabeth H. Cronise
Lieff, Cabraser, Heimann &
Bernstein, L.L.P.
780 Third Avenue
48th Floor
New York, NY 10017

Deron Dacus
Ramey & Flock
100 East Ferguson
Suite 500
Tyler, TX 75702-0629

Christina N. Davilas
Bingham McCutchen
150 Federal St.
Boston, MA 02110

Phillip Allen Davis
Sheppard, Mullin, Richter &
Hampton, LLP
333 South Hope Street
48th Floor
Los Angeles, CA 90071-1448

Joseph J. DePalma
Lite, DePalma, Greenberg & Rivas,
L.L.C.
Two Gateway Center, 12th Floor
Newark, NJ 07102

Stephen B. Diamond
Beeler, Schad & Diamond, P.C.
332 South Michigan Avenue
Suite 1000
Chicago, IL 60604

John A. Dienner III
Kubasiak, Fylstra, Reizen &
Rotunno, PC
20 South Clark Street, Suite 2900
Chicago, IL 60603

John M. Dillon
Caruso & Dillon, P.C.
100 Mamaroneck Avenue
Mamaroneck, NY 10563

John D. Donovan, Jr.
Ropes & Gray, LLP
One International Place
Boston, MA 02110-2624

Michael D. Donovan
Donovan Searles, LLC
1845 Walnut Street
Suite 1100
Philadelphia, PA 19103

Mark T. Drooks
Bird, Marella, Boxer & Wolpert
1875 Century Park, East
23rd Floor
Los Angeles, CA 90067-2561

Felice M. Duffy
Murtha Cullina LLP
Cityplace I
185 Asylum Street
Hartford, CT 06103

Marc Durant
Durant & Durant
325 Chestnut Street
Suite 1116
Philadelphia, PA 19106

Thomas W. Dymek
Stradley, Ronon, Stevens & Young
2600 One Commerce Square
Philadelphia, PA 19103

Gregory M. Egelston
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Kenneth A. Elan
Law Offices of Kenneth A. Elan
217 Broadway
Suite 606
New York, NY 10007

Bruce A. Ericson
Pillsbury Winthrop, LLP
50 Fremont Street
San Francisco, CA 94105-2228

Michael S. Etkin
Lowenstein & Sandler, PC
65 Livingston Avenue
Roseland, NJ 07068

Abigail Evans
Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019-6064

Nadeem Faruqi
Faruqi & Faruqi
320 East 39th Street
3rd Floor
New York, NY 10016

Jeffrey Paul Fink
Robbins, Umeda & Fink
1010 Second Avenue
Suite 2360
San Diego, CA 92101

Scott W. Fisher
Garwin, Bronzaft, Gerstein & Fisher, L.L.P.
1501 Broadway
Suite 1416
New York, NY 10036

Paul Fishman
Friedman Kaplan Seiler & Adelman, LLP
1633 Broadway, 46th Floor
New York, NY 10019-6708

Joseph A. Fonti
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue Of The Americas
New York, NY 10019

Peter C. Forbes
Horowitz, Wake & Forbes
370 17th Street
Denver, CO 80202

Christine M. Fox
Kaplan, Fox & Kilsheimer, LLP
805 Third Avenue
22nd Floor
New York, NY 10022

Frederic S. Fox
Kaplan ,Fox & Kilsheimer, LLP
805 Third Avenue
22nd Floor
New York, NY 10022

David S. Frankel
Kramer, Levin, Naftalis & Frankel, LLP
919 Third Avenue
New York, NY 10022

Andrew S. Friedman
Bonnett, Fairbourn, Friedman & Balint, P.C.
2901 North Central Avenue
Suite 1000
Phoenix, AZ 85012-3311

Jack G. Fruchter
Fruchter & Twersky
One Pennsylvania Plaza
Suite 1910
New York, NY 10119

Nancy F. Gans
Moulton & Gans, P.C.
33 Broad Street, Suite 1100
Boston, MA 02109

Robert S. Gans
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue of the Americas
New York, NY 10019

George M. Garvey
Munger, Tolles & Olson
355 South Grand Avenue
Suite 3500
Los Angeles,, CA 90071

Robert L. Gegios
Kohner, Mann & Kailas
P.O. Box 11982
1572 E. Capitol Dr.
Milwaukee, WI 53211

Carol V. Gilden
Much, Shelist, Freed, et al.
191 North Wacker Drive
Suite 1800
Chicago, IL 60606-1615

Lionel Z. Glancy
Glancy & Binkow
1801 Avenue of the Stars
Suite 311
Los Angeles, CA 90067

David J. Goldsmith
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue, 12th Floor
New York, NY 10017

Robert P. Goldstein
Warshafsky, Tarnoff, Gesler, Reinhart, Block
839 North Jefferson Street
Milwaukee, WI 53202

William E. Goydan
Wolff & Samson, PC
One Boland Drive
West Orange, NJ 07052

Gary S. Graifman
Kantrowitz, Goldhammer & Graifman
210 Summit Avenue
Montvale, NJ 07645

John W. Gresham
Ferguson, Stein, Watt, Wallas, et al.
East Independence Plaza, Suite 730
P.O. Box 36486
Charlotte, NC 28236-6486

Paul Grieco
Landskroner & Phillip Co., L.P.A.
1360 West Ninth, Suite 200
Cleveland, OH 44113

Deborah R. Gross
Law Offices of Bernard M. Gross, P.C.
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102

Susan R. Gross
Law Offices of Bernard M. Gross, P.C.
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102

Stanley M. Grossman
Pomerantz, Haudek, Block, Grossman & Gross
100 Park Avenue
26th Floor
New York, NY 10017

Frank N. Gundlach
Armstrong Teasdale, LLP
One Metropolitan Square
211 North Broadway
Suite 2600
St. Louis, MO 63102-2740

Douglas M. Hagerman
Foley & Lardner
321 North Clark Street
Chicago, IL 60610

Christopher T. Hale
Hale & Wagner
205 E Wisconsin Ave
Suite 300
Milwaukee, WI 53202-4207

Christopher P. Hall
Morgan, Lewis & Bockius, LLP
101 Park Avenue
New York, NY 10178

Dale R. Harris
Davis, Graham & Stubbs
1550 17th Street
Suite 500
Denver, CO 80202

James E. Hartley, Jr.
Drubner, Hartley & O'Connor, LLC
500 Chase Parkway, 4th Floor
Waterbury, CT 06708

Robert I. Harwood
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Daniel Joseph Hayes
Bell, Boyd & Lloyd
Three First National Plaza
70 West Madison, Suite 3300
Chicago, IL 60602

Richard M. Heimann
Lieff, Cabraser, Heimann & Bernstein, LLP
Embarcadero Center West
30th Floor
275 Battery Street
San Francisco, CA 94111

Christina D. Hernandez-Malaby
Quarles & Brady
411 E. Wisconsin Ave, Suite 2500
Milwaukee, WI 53202

Robert J. Higgins
Dickstein, Shapiro, Morin & Oshinsky, LLP
2101 L Street, NW
Washington, DC 20037

Thomas Walter Hill
Kegler Brown Hill & Ritter
65 E. State Street, Suite 1800
Columbus, OH 43215-4294

Robert D. Hillman
Deutsch, Williams, Brooks, Derensis, et al.
99 Summer Street, 13th Floor
Boston, MA 02110-1213

Matthew David Hinks
Jeffer, Mangels, Butler & Marmaro, LLP
1900 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067-5010

Christopher S. Hinton
Wolf, Haldenstein, Adler, Freeman & Herz, L.L.P.
270 Madison Avenue
New York, NY 10016

C. Clark Hodgson, Jr.
Stradley, Ronon, Stevens & Young
2600 One Commerce Square
Philadelphia, PA 19103-7098

Robert A. Hoffman
Barrack, Rodos & Bacine
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

Matthew M. Houston
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Bruce C. Howard
Robert D. Allison & Associates
122 South Michigan Avenue
Suite 1850
Chicago, IL 60603

Marc S. Hunzel
Law Offices Of Marc S. Henzel
335 Central Avenue
Lawrence, NY 11559

John F. Innelli
Law Office Of John F. Innelli
325 Chestnut Street
Philadelphia, PA 19106

Rebecca R. Jackson
Bryan Cave, L.L.P.
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750

Paul R. Jacquart
Jacquart & Lowe
241 N Broadway, Suite 202
Milwaukee, WI 53202

David Jaroslawicz
Jaroslawicz & Jaros
150 William Street
New York, NY 10038

Robert A. Jigarjian
Green, Fauth & Jigarjian
235 Pine St 15th Fl
San Francisco, CA 94104

Gregory William Johnson
Hustead Law Firm
4643 South Ulster Street # 1250
Denver, CO 80237-3334

Gregory B. Jordan
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886

David B. Kahn
David B. Kahn & Associates, Ltd.
One Northfield Plaza, Suite 100
Northfield, IL 60093

Sarah P. Karwan
Orans, Elsen & Lupert, LLP
One Rockefeller Plaza
New York, NY 10020

David C. Katz
Weiss & Yourman
551 Fifth Avenue
Suite 1600
New York, NY 10176

Chad E. Kauffman
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Christopher J. Keller
Goodkind, Labaton, Rudoff & Sucharow, L.L.P.
100 Park Avenue
New York, NY 10017

Shawn Lunney Kelly
Riker, Danzig, Scherer, Hyland & Perretti
One Speedwell Avenue
Morristown, NJ 07962

Philip S. Khinda
Ropes & Gray, LLP
One Metro Center
700 12th Street, N.W., Suite 900
Washington, DC 20005-3948

Laurence D. King
Kaplan, Fox & Kilsheimer, LLP
555 Montgomery Street
Suite 1501
San Francisco, CA 94111

Matthew R. Kipp
Skadden, Arps, Slate, Meagher & Flom
333 West Wacker Drive
Suite 2100
Chicago, IL 60606

Mark A. Kirsch
Clifford Chance Us, LLP
200 Park Avenue
New York, NY 10166

John L. Kirtley
Godfrey & Kahn
780 N. Water St.,
Suite 1600
Milwaukee, WI 53202

Jeffrey A. Klafter
Klafter & Olsen, LLP
1311 Mamaroneck Avenue
Suite 220
White Plains, NY 10602

Shmuel Berel Klein
Law Offices of Shmuel Klein, PC
268 West Route 59
Spring Valley, NY 10977

Patrick A. Klingman
Schatz & Nobel, P.C.
330 Main Street
Second Floor
Hartford, CT 06106

James W. Knowles
Wilson, Sheehy, Knowles, Robertson & Cornelius, PC
315 East Fifth Street
Tyler, TX 75701

Eduard Korsinsky
Beatie & Osborn, LLP
521 Fifth Avenue
34th Floor
New York, NY 10175

Alan J. Kovacs
Law Office of Alan J. Kovacs
2001 Beacon Street, Suite 106
Boston, MA 02135

Daniel J. Kramer
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Clinton A. Krislov
Krislov & Associates, Ltd.
20 North Wacker Drive
Suite 1350
Chicago, IL 60606

Susan Lacava
Susan Lacava, S.C.
23 N. Pinckney, Suite 320
Madison, WI 53703

Kimberly A. Lamaina
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
Wilmington, DE 19899

Jack Landskroner
Landskroner & Phillip Co., L.P.A.
1360 West Ninth
Suite 200
Cleveland, OH 44113

Joseph P. Lasala
Mecelroy, Deutsch & Mulaney
1300 Mt. Kemble Avenue
P.O. Box 2075
Morristown, NJ 07962

Leigh R. Lasky
Lasky & Rifkind
100 Park Avenue, 12th Floor
New York, NY 10017

Andrew E. Lencyk
Wolf, Popper, Ross, Wolf & Jones, L.L.P.
845 Third Avenue
New York, NY 10022

Bruce W. Leppla
Lieff, Cabraser, Heimann & Bernstein, LLP
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339

Julie Lepri
BankOne
1 Bank One Plaza, 11th Floor
Suite 0286
Chicago, IL 60670

Leigh M. Levine
Alston & Bird
1211 East Morehead Street
P.O. Drawer 34009
Charlotte, NC 28234

Lester L. Levy, Sr.
Wolf & Popper, LLP
845 Third Avenue
New York, NY 10022

Sandy A. Liebhard
Bernstein , Liebhard & Lifshitz, LLP
10 East 40th Street
22nd Floor
New York, NY 10016

Joshua M. Lifshitz
Bull & Lifshitz, LLP
18 East 41st Street
New York, NY 10017

Charles W. Lilley
Lilley & Garcia
1600 Stout Street, #1100
Denver, CO 80202

Paul F. Linn
Michael Best & Friedrich
100 E Wisconsin Ave, Ste 3300
Milwaukee, WI 53202

Jeffrey Alan Lipps
Carpenter & Lipps
1600 Huntington Center
41 S. High Street
Columbus, OH 43215

Randall M. Livingston
Bailey & Peterson, PC
1600 Lincoln Street, # 3175
Denver, CO 80264

David P. Lowe
Jacquart & Lowe
241 N Broadway, Suite 202
Milwaukee, WI 53202

Timothy J. Macfall
Law Offices of Curtis V. Trinko
16 West 46th Street
7th Floor
New York, NY 10036

Jill Adams Malouf
Dealey, Zimmerman, Clark, Collie & Malouf
3131 Turtle Creek Blvd.
Suite 1201
Dallas, TX 75219

Richard A. Maniskas
Schiffrin & Barroway, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004

David J. Manogue
Specter, Specter, Evans & Manogue, P.C.
Koppers Bulding
26th Floor
Pittsburgh, PA 15219

Marc Marmaro
Jeffer, Mangels, Butler & Marmaro, LLP
1900 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067-5010

Donna L. McDevitt
Skadden, Arps, Slate, Meagher & Flom
333 West Wacker Drive, Suite 2100
Chicago, IL 60606

Elizabeth A. McDuffie
Gonzalez, Saggiol & Harlan
255 East Michigan Street
Suite 408
Milwaukee, WI 53202

Kevin M. McGee
Zwerling, Schachter & Zwerling
845 3rd Ave
New York, NY 10022

Douglas M. McKeige
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue of the Americas
33rd Floor
New York, NY 10019

A. Ward McKeithen
Robinson, Bradshaw & Hinson, P.A.
101 North Tryon Street
Suite 1900
Charolette, NC 28246

Jessica Jo Mead
Krislov & Associates, Ltd.
20 North Wacker Drive Suite 1350
Chicago, IL 60606

Bruce William Melton
Babbitt & Melton
332 S. Michigan Avenue, Suite 710
Chicago, IL 60604

Joseph H. Meltzer
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004-3481

James C. Mentkowski
Law Offices of James C. Mentkowski
111 East Wisconsin Avenue
Suite 1750, Bank One Plaza
Milwaukee, WI 53202

James E. Miller
Shepherd, Finkelman, Miller & Shah, LLC
One Lewis Street
Hartford, CT 06103

K. Matthew Miller
Womble, Carlyle, Sandridge & Rice
P.O. Box 831
Raleigh, NC 27602

Marvin A. Miller
Miller, Faucher & Cafferty, LLP
30 North LaSalle Street
Suite 3200
Chicago, IL 60602

Eitan Misulovin
Bernstein, Litowitz, Berger & Grossmann, L.L.P.
1285 Avenue Of The Americas
New York, NY 10019

Thomas J. Moloney
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006

Donald C. Moss
170 East 61st Street
New York, NY 10021

Brian P. Murray
Rabin & Peckel, L.L.P.
275 Madison Avenue
New York, NY 10016

N. Reid Neureiter
Jacobs, Chase, Frick, Kleinkopf & Kelly, LLC
1050 17th Street, #1500
D.C. Box 1
Denver, CO 80265

Klari Neuwelt
Law Office of Klari Neuwelt
110 East 59th Street, 29th Floor
New York, NY 10022

Kevin T. O'Brien
The Brualdi Law Firm
29 Broadway, Suite 1515
New York, NY 10006

Gary B. O'Connor
Drubner, Hartley & O'Connor, LLC
500 Chase Parkway
4th Floor
Waterbury, CT 06708

U. Seth Ottensoser
Bernstein, Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Daniel D. Owen
Shughart, Thomson & Kilroy
Twelve Wyandotte Plaza
120 West 12th Street
Kansas City, MO 64105

David Pastor
Gilman & Pastor, L.L.P.
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906

Peter E. Perkowski
Gibson, Dunn & Crutcher, LLP
333 South Grand Avenue
45th Floor
Los Angeles, CA 90071

Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036

Andrew John Petrie
Petrie Bauer, LLP
1775 Sherman Street, #2500
Denver, CO 80203

Charles J. Piven
Law Offices of Charles J. Piven, P.A.
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202

Jonathan M. Plasse
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue
12th Floor
New York, NY 10017-5563

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, NY 10036

Howard A. Pollack
Godfrey & Kahn
780 N. Water St., Suite 1600
Milwaukee, WI 53202

H. Adam Prussin
Pomerantz, Haudek, Block, Grossman & Gross
100 Park Avenue
26th Floor
New York, NY 10017

Daniella Quitt
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Mark A. Rabinowitz
Neal, Gerber & Eisenberg, LLP
2 N. LaSalle Street
Suite 2300
Chicago, IL 60602

Andrei V. Rado
Milberg Weiss Bershad Hynes & Lerach, LLP
One Pennsylvania Plaza
New York, NY 10119

Kurt E. Reitz
Thompson & Coburn
525 West Main Street
P.O. Box 750
Belleville, IL 62222

Terry E. Richardson, Jr.
Motley, Rice, LLC
1730 Jackson Street
P.O. Box 365
Barnwell, SC 29812

Mark C. Rifkin
Wolf, Haldenstein, Adler, Freeman & Herz, L.L.P.
270 Madison Avenue, 10th Floor
New York, NY 10016

William L. Rikard, Jr.
Parker, Poe, Adams & Bernstein
401 S. Tryon Street, Suite 3000
Charlotte, NC 28202-1935

Brian J. Robbins
Robbins, Umeda & Fink
1010 Second Avenue
Suite 2360
San Diego, CA 92101

Robert M. Roseman
Spector, Roseman & Kodroff, P.C.
1818 Market Street
Suite 2500
Philadelphia, PA 19103

David A. Rosenfeld
Cauley Geller Bowman, Coates & Rudman, LLP
200 Broadhollow Road, Suite 406
Melville, NY 11747

Robert A. Rosenfeld
Gold & Rosenfeld
11 South LaSalle Street
Suite 2500
Chicago, IL 60603

Marian P. Rosner
Wolf, Popper, Ross, Wolf & Jones, L.L.P.
845 Third Avenue
New York, NY 10022-6689

Robert M. Rothman
Cauley, Geller, Bowman & Rudman, L.L.P.
200 Broadhollow Road, Suite 406
Melville, NY 11747

Steven J. Rothschild
Skadden, Arps, Slate, Meagher & Flom
One Rodney Square
Wilmington, DE 19801

John W. Rotunno
Bell, Boyd & Lloyd
Three First National Plaza
Suite 3000
70 West Madison Street
Chicago, IL 60602

Paul K. Rowe
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Adam B. Rowland
Swidler, Berlin, Shereff & Friedman, LLP
405 Lexington Avenue
New York, NY 10174

Samuel H. Rudman
Cauley, Geller, Bowman, Coates & Rudman, LLP
200 Broadhollow Road, Suite 406
Melville, NY 11747

Jon A. Santangelo
Stinson Morrison Hecker, LLP
100 South Fourth Street
St. Louis, MO 63102

Donald J. Savery
Bingham McCutchen, LLP
150 Federal Street
Boston, MA 02110

Theodore J. Sawicki
Alston & Bird
One Atlantic Center
1201 W. Peachtree Street
Atlanta, GA 30309

Gregory Scanlon
Charles Schwab & Co., Inc. Office of Corp. Counsel
101 Montgomery Street
San Franciso, CA 94104

Frank R. Schirripa
Schoengold & Sporn, P.C.
19 Fulton Street, Suite 406
New York, NY 10038

Alan Schulman
Bernstein, Litowitz, Berger & Grossman
12544 High Bluff Drive
Suite 150
San Diego, CA 92130

Steven G. Schulman
Milberg, Weiss, Bershad, Hynes & Lerach, LLP
One Pennsylvania Plaza, 48th Floor
New York, NY 10119-0165

Susan R. Schwaiger
Cohen, Milestein, Hausfeld & Toll, PLLC
150 East 52nd Street
New York, NY 10022-7519

Seth M. Schwartz
Skadden, Arps, Slate, Meagher & Flom, LLP
Four Times Square
New York, NY 10036-6522

Denise Davis Schwartzman
Chimicles & Tikellis
One Haverford Centre
361 West Lancaster Avenue
Haverford, PA 19041

Peter E. Seidman
Milberg Weiss Bershad Hynes & Lerach, LLP
One Pennsylvania Plaza, 49th Floor
New York, NY 10119-0165

Joseph R. Seidman, Jr.
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Daniel F. Shea
Hogan & Hartson, LLP
One Tabor Center
1200 17th Street
Suite 1500
Denver, CO 80202

James S. Shedden
Beeler, Schad & Diamond, P.C.
332 South Michigan Avenue
Suite 1000
Chicago, IL 60604

Andrew Ryan Shoemaker
Hogan & Hartson, LLP
1470 Walnut Street, #200
Boulder, CO 80302

Mara L. Shreck
Ropes & Gray, LLP
One Metro Center
700 12th Street, N.W
Suite 900
Washington, DC 20005-3948

Robert H. Shultz, Jr.
Heyl, Royster, Voelker & Allen
103 West Vandalia Street
Suite 100
P.O. Box 467
Edwardsville, IL 62025

Kip B. Shuman
Dyer & Shuman, LLP
801 East 17th Avenue
Denver, CO 80218-1417

Theodore C. Sihpol, III
76 Seminary Street
New Canaan, CT 06840-4501

Evan J. Smith
Brodsky & Smith
Two Bala Plaza
Suite 602
Bala Cynwyd, PA 19004-1516

Thomas B. Smith
Ropes & Gray
700 Twelfth Street, N.W.
Suite 900
Washington, DC 20005

Trig Randall Smith
Dyer & Shuman, LLP
801 East 17th Avenue
Denver, CO 80218

Thomas M. Sobol
Hagens Berman, LLP
225 Franklin Street
26th Floor
Boston, MA 02110

Daniel S. Sommers
Cohen, Milstein, Hausfeld & Toll, PLLC
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, DC 20005

Richard A. Speirs
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue of the Americas
New York, NY 10119

Richard A. Speirs
Zwerling, Schachter & Zwerling, LLP
845 Third Avenue
New York, NY 10017

Gregory Scott Spencer
Office Of Central Counsel
Bank of American NA
555 California Street, 8th Floor
San Francisco, CA 94101

Jennifer Winter Sprengel
Miller, Faucher, Cafferty & Wexler LLP
30 North LaSalle Street, Suite 3200
Chicago, IL 60602

Lee Squitieri
Squitieri & Fearon, L.L.P.
420 Fifth Avenue, 18th Floor
New York, NY 10018

John J. Stoia, Jr
Milberg, Weiss, Bershad, Hynes & Lerach, LLP
401 B Street, Suite 1700
San Diego, CA 92101

Ralph M. Stone
Shalov, Stone & Bonner
485 Seventh Avenue, Suite 1000
New York, NY 10018

Robert J. Stumpf, Jr
Sheppard, Mullin, Richter & Hampton, L.L.P.
4 Embarcadero Center, Suite 1700
San Francisco, CA 94111

Jennifer A. Sullivan
Shalov, Stone & Bonner, LLP
163 Madison Avenue
P.O. Box 1277
Morristown, NJ 07962

Stephen M. Tillery
Korein Tillery, LLC
701 Market Street, Suite 300
St. Louis, MO 63101

Debbie Todres
Debevoise & Plimpton, LLP
919 Third Avenue
New York, NY 10022

Steven J. Toll
Cohen, Milstein, Hausfeld & Toll, PLLC
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, DC 20005-3964

Marc A. Topaz
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Catherine A. Torell
Cohen, Milestein, Hausfeld & Toll, PLLC
825 Third Avenue
New York, NY 10022-7519

Curtis V. Trinko
Law Offices of Curtis V. Trinko
16 West 46th Street, 7th Floor
New York, NY 10036

Tanya Tymchenko
Bingham & McCutchen
One State Street
Hartford, CT 06103-3178

Patrick D. Vellone
Allen & Vellone, P.C.
1600 Stout Street # 1100
Denver, CO 80202

Richard J. Vita
Law Offices Of Richard J. Vita
77 Franklin Street, Suite 300
Boston, MA 02110

Anthony Vozzolo
Faruqi & Faruqi
320 East 39th Street, 3rd Floor
New York, NY 10016

K Scott Wagner
Hale & Wagner
205 E Wisconsin Ave
Suite 300
Milwaukee, WI 53202-4207

Chet B. Waldman
Wolf, Popper, Ross, Wolf & Jones, L.L.P.
845 Third Avenue, 12th Floor
New York, NY 10022

Kenneth G. Walsh
Straus & Boies, LLP
Two Depot Plaza, Suite 203
Bedford Hills, NY 10507

Peter H. Walsh
U.S. Attorney's Office
1225 17th Street, #700
Denver, CO 80202

Joseph H. Weiss
Weiss & Yourman
551 Fifth Avenue
Suite 1600
New York, NY 10176

Melvyn I. Weiss
Milberg, Weiss, Bershad, Hynes & Lerach, LLP
One Pennsylvania Plaza
49th Floor
New York, NY 10119-1065

Ann D. White
Mager, White & Goldstein, LLP
One Pitcairn Place, Suite 2400
165 Township Line Road
Jenkintown, PA 19046

J. Gregory Whitehair
Gibson, Dunn & Crutcher, LLP
D.C. Box No. 18
1801 California Street, # 4100
Denver, CO 80202-2641

Steven N. Williams
Cotchett, Pitre, Simon & McCarthy
840 Malcolm Road
Suite 200
Burlingame, CA 94010

F. Lane Williamson
Garlitz & Williamson, PLLC
212 South Tryon Street
The Johnston Building, Suite 930
Charlotte, NC 21281

Jeffrey M. Wintner
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Matthew M. Wolf
Allen & Vellone, P.C.
1600 Stout Street # 1100
Denver, CO 80202

Andrew J. Wronski
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, WI 53202

Alfred G. Yates, Jr.
Law Office of Alfred G. Yates, Jr.
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219

George A. Zelcs
Carr, Korein, et al.
Chicago Cook County
70 West Madison Street, Suite 410
3 First National Plaza
Chicago, IL 60602

Craig E. Ziegler
Montgomery, McCracken, Walker & Rhoads
The Fidelity Building
123 South Broad Street
Philadelphia, PA 19109

Jean-Marc Zimmerman
Zimmerman & Levi, LLP
226 St. Paul Street
Westfield, NJ 07090

Joseph J. Zonies
Kritzer Zonies, LLC
140 East 19th Avenue
3rd Floor
Denver, CO 80203-1013

# EXHIBIT B

## *DOCKET NO. 1586*

## *BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION*

## *IN RE MUTUAL FUNDS INVESTMENT LITIGATION*

*Roger Kelso v. Columbia Acorn Trust, et al.*, S.D. Illinois, C.A. No. 3:03-769
*David Kenerley v. Templeton Funds, Inc., et al.*, S.D. Illinois, C.A. No. 3:03-770
*John Bilski v. Aim International Funds, Inc., et al.*, S.D. Illinois, C.A. No. 3:03-772

## *ORDER LIFTING STAY OF CONDITIONAL TRANSFER ORDER*

A conditional transfer order was filed in these three actions (*Kelso*, *Kenerley* and *Bilski*) on March 3, 2004. Prior to expiration of that order's fifteen-day stay of transmittal, plaintiffs in *Kelso*, *Kenerley* and *Bilski* filed a notice of opposition to the proposed transfer. Plaintiffs have now advised the Panel that they withdraw their initial opposition to the conditional transfer order.

IT IS THEREFORE ORDERED that the stay of the Panel's conditional transfer order designated as "CTO-1" filed on March 3, 2004, is LIFTED insofar as it relates to these three actions, and thus the actions are transferred to the District of Maryland for inclusion in the coordinated or consolidated pretrial proceedings under 28 U.S.C. § 1407 being conducted by the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

FOR THE PANEL:

Michael J. Beck
Michael J. Beck
Clerk of the Panel

T. ROWE PRICE ASSOCIATES, INC.

LEGAL DEPARTMENT

WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free 800-638-7890
Fax 410-345-6575

April 19, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

John Bilski v. T. Rowe Price International Funds, Inc., et al.
In the United States District Court for the Southern District of Illinois
Case No.: 03-772 GPM

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleadings relative to the above-referenced matter:

Exhibit A: Conditional Transfer Order (Judicial Panel on Multidistrict Litigation) (MDL-1586)

Exhibit B: Order Lifting Stay of Conditional Transfer Order

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: ✓Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\BILSKISECLTR4.doc

T.RowePrice
INVEST WITH CONFIDENCE

# EXHIBIT A

# UNITED STATES OF AMERICA
# JUDICIAL PANEL ON MULTIDISTRICT LITIGATION




DIRECT REPLY TO:

Michael J. Beck
Clerk of the Panel
One Columbus Circle, NE
Thurgood Marshall Federal
Judiciary Building
Room G-255, North Lobby
Washington, D.C. 20002

Telephone: [202] 502-2800
Fax: [202] 502-2888

http://www.jpml.uscourts.gov


March 3, 2004

TO INVOLVED COUNSEL

Re: MDL-1586 -- In re Mutual Funds Investment Litigation

(See Attached Schedule CTO-1)

Dear Counsel:

Attached is a copy of a conditional transfer order filed today by the Judicial Panel on Multidistrict Litigation involving the above matter. The actions are transferred pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001). Copies of Rule 5.2, dealing with service, and Rules 7.4 and 7.5, regarding "tag-along" actions, are attached.

Inasmuch as there is an unavoidable time lag between notification of the pendency of the tag-along action and the filing of a conditional transfer order, counsel are required by Rule 7.4(b) to notify this office **BY FACSIMILE**, at (202) 502-2888, of any official changes in the status of the tag-along action. These changes could involve dismissal of the action, remand to state court, transfer to another federal court, etc., as indicated by an order filed by the district court. Your cooperation would be appreciated.

**NOTICE OF OPPOSITION DUE ON OR BEFORE: March 18, 2004 (4 p.m. EST)**
(Facsimile transmission is suggested.)

If you are considering opposing this conditional transfer order, please review Rules 7.4 and 7.5 of the Panel Rules before filing your Notice of Opposition. Please file one Notice of Opposition (with an attached schedule of actions, if necessary) if you are opposing the transfer of more than one action. A consolidated Motion and Brief to Vacate the CTO, with attached schedule of actions, is acceptable and encouraged. Please refer to the attached pink flyer for additional instructions concerning oppositions.

For more information about MDL-1586, counsel are encouraged to visit the District of Maryland transferee court's website at **http://www.mdd.uscourts.gov/mdl_litigation/displayMDLCom1.asp** and click on Mutual Funds.

A list of involved counsel is attached.

Very truly,

Michael J. Beck
Clerk of the Panel

By [signature]
Deputy Clerk

Attachments

JUDICIAL PANEL ON
MULTIDISTRICT LITIGATION

MAR - 3 2004

FILED
CLERK'S OFFICE

*DOCKET NO. 1586*

***BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION***

***IN RE MUTUAL FUNDS INVESTMENT LITIGATION***

***(SEE ATTACHED SCHEDULE)***

***CONDITIONAL TRANSFER ORDER (CTO-1)***

On February 20, 2004, the Panel transferred 96 civil actions to the United States District Court for the District of Maryland for coordinated or consolidated pretrial proceedings pursuant to 28 U.S.C. § 1407. With the consent of that court, all such actions have been assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

It appears that the actions on this conditional transfer order involve questions of fact which are common to the actions previously transferred to the District of Maryland.

Pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001), these actions are transferred under 28 U.S.C. § 1407 to the District of Maryland for the reasons stated in the order of February 20, 2004, ____F.Supp.2d____ (J.P.M.L. 2004), and, with the consent of that court, assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

This order does not become effective until it is filed in the Office of the Clerk of the United States District Court for the District of Maryland. The transmittal of this order to said Clerk shall be stayed fifteen (15) days from the entry thereof and if any party files a notice of opposition with the Clerk of the Panel within this fifteen (15) day period, the stay will be continued until further order of the Panel.

FOR THE PANEL:

Michael J. Beck

Michael J. Beck
Clerk of the Panel

# SCHEDULE CTO-1 - TAG ALONG CASES
# DOCKET NO. 1586
# IN RE MUTUAL FUNDS INVESTMENT LITIGATION

| DISTRICT | DIV. | CIVIL ACTION# | |
|---|---|---|---|
| CALIFORNIA CENTRAL | | | |
| CAC | 2 | 03-7654 | Emanuel Wasserman v. Kenneth D. Lewis, et al. |
| CAC | 2 | 03-8736 | Mike Sayegh v. Janus Capital Corp., et al. |
| CALIFORNIA NORTHERN | | | |
| CAN | 3 | 03-5071 | Michael Federman v. Putnam American Government Income Fund, et al. |
| CAN | 5 | 03-5133 | Kathie A. Phillips v. Alliance Capital Management Holding, L.P., et al. |
| CAN | 5 | 03-5146 | James Page, Jr. v. The Charles Schwab Corp., et al. |
| COLORADO | | | |
| CO | 1 | 03-2004 | Gerald L. Chait, etc. v. Thomas H. Bailey, et al. |
| CO | 1 | 03-2007 | Mei Hung, etc. v. Thomas H. Bailey, et al. |
| CO | 1 | 03-2016 | Norman Friedman, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2037 | Robert Martini v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2061 | Delon Brown v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2103 | Ruth A. McKeown v. Janus Fund, et al. |
| CO | 1 | 03-2115 | Paul Straits v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2141 | Janice Biggs v. Janus Fund, et al. |
| CO | 1 | 03-2168 | Harry Goodman, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2182 | Richard Lepera v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 03-2212 | R. Andrew Harclerode, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2309 | Brenda C. Vann, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2325 | Amanda Klein v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2403 | Craig Wiggins v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2406 | L. Scott Karlin, etc. v. Amvescap, PLC, et al. |
| CO | 1 | 03-2441 | Richard Raver v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 03-2456 | Jerry Fatah, etc. v. Invesco Advantage Health Sciences Fund, et al. |
| CO | 1 | 03-2457 | Shirley M. McLain, et al. v. Bank of America Corp., et al. |
| CO | 1 | 03-2559 | Steven B. Ehrlich, et al. v. Invesco Advantage Health Sciences Fund, et al. |
| CO | 1 | 03-2604 | Miriam Calderon v. Amvescap, PLC, et al. |
| CO | 1 | 03-2612 | Pat B. Gorsuch, et al. v. Invesco Funds Group, Inc., et al. |
| CONNECTICUT | | | |
| CT | 3 | 03-1874 | Thomas Helm, et al. v. Janus Fund, et al. |
| CT | 3 | 03-1883 | Louis J. DeSocio v. Strong Advisor Common Stock Fund, et al. |
| CT | 3 | 03-2050 | Charles Lanza v. Alliancebernstein Growth & Income Fund, et al. |
| CT | 3 | 03-2192 | Alfred Dellavalle v. Putnam American Government Income Fund, et al. |
| ILLINOIS NORTHERN | | | |
| ILN | 1 | 03-7315 | Lenore Zarate v. Bank One Corp., et al. |
| ILN | 1 | 03-7940 | Robert Holton v. Bank One Corp., et al. |
| ILN | 1 | 03-8561 | Datren Williams, etc. v. Bank One Corp., et al. |
| ILN | 1 | 03-8628 | Carolyn Kitty v. Janus Capital Group Inc., et al. |
| ILN | 1 | 03-9055 | Carlo D'Agostino v. Putnam Investments Trust, et al. |
| ILN | 1 | 03-9061 | Brett Tayne v. Putnam Investments Trust, et al. |
| ILLINOIS SOUTHERN | | | |
| ILS | 3 | 03-692 | Robert Potter, et al. v. Janus Investment Fund, et al. |
| ILS | 3 | 03-760 | Donald Bradfisch v. Templeton Funds, Inc., et al. |
| ILS | 3 | 03-769 | Roger Kelso v. Columbia Acorn Trust, et al. |
| ILS | 3 | 03-770 | David Kenerley v. Templeton Funds, Inc., et al. |

RULE 7.4: CONDITIONAL TRANSFER ORDERS FOR "TAG-ALONG ACTIONS"

(a) Upon learning of the pendency of a potential "tag-along action," as defined in Rule 1.1 of these Rules, an order may be entered by the Clerk of the Panel transferring that action to the previously designated transferee district court on the basis of the prior hearing session(s) and for the reasons expressed in previous opinions and orders of the Panel in the litigation. The Clerk of the Panel shall serve this order on each party to the litigation but, in order to afford all parties the opportunity to oppose transfer, shall not send the order to the clerk of the transferee district court for fifteen days from the entry thereof.

(b) Parties to an action subject to a conditional transfer order shall notify the Clerk of the Panel within the fifteen-day period if that action is no longer pending in its transferor district court.

(c) Any party opposing the transfer shall file a notice of opposition with the Clerk of the Panel within the fifteen-day period. If a notice of opposition is received by the Clerk of the Panel within this fifteen-day period, the Clerk of the Panel shall not transmit said order to the clerk of the transferee district court until further order of the Panel. The Clerk of the Panel shall notify the parties of the briefing schedule.

(d) Within fifteen days of the filing of its notice of opposition, the party opposing transfer shall file a motion to vacate the conditional transfer order and brief in support thereof. The Chairman of the Panel shall set the motion for the next appropriate hearing session of the Panel. Failure to file and serve a motion and brief shall be treated as withdrawal of the opposition and the Clerk of the Panel shall forthwith transmit the order to the clerk of the transferee district court.

(e) Conditional transfer orders do not become effective unless and until they are filed with the clerk of the transferee district court.

(f) Notices of opposition and motions to vacate such orders of the Panel and responses thereto shall be governed by Rules 5.12, 5.2, 7.1 and 7.2 of these Rules.

RULE 7.5: MISCELLANEOUS PROVISIONS CONCERNING "TAG-ALONG ACTIONS"

(a) Potential "tag-along actions" filed in the transferee district require no action on the part of the Panel and requests for assignment of such actions to the Section 1407 transferee judge should be made in accordance with local rules for the assignment of related actions.

(b) Upon learning of the pendency of a potential "tag-along action" and having reasonable anticipation of opposition to transfer of that action, the Panel may direct the Clerk of the Panel to file a show cause order, in accordance with Rule 7.3 of these Rules, instead of a conditional transfer order.

(c) Failure to serve one or more of the defendants in a potential "tag-along action" with the complaint and summons as required by Rule 4 of the Federal Rules of Civil Procedure does not preclude transfer of such action under Section 1407. Such failure, however, may be submitted by such a defendant as a basis for opposing the proposed transfer if prejudice can be shown. The inability of the Clerk of the Panel to serve a conditional transfer order on all plaintiffs or defendants or their counsel shall not render the transfer of the action void but can be submitted by such a party as a basis for moving to remand as to such party if prejudice can be shown.

(d) A civil action apparently involving common questions of fact with actions under consideration by the Panel for transfer under Section 1407, which was either not included in a motion under Rule 7.2 of these Rules, or was included in such a motion that was filed too late to be included in the initial hearing session, will ordinarily be treated by the Panel as a potential "tag-along action."

(e) Any party or counsel in actions previously transferred under Section 1407 or under consideration by the Panel for transfer under Section 1407 shall promptly notify the Clerk of the Panel of any potential "tag-along actions" in which that party is also named or in which that counsel appears.

# INVOLVED COUNSEL LIST (CTO-1)
# DOCKET NO. 1586
# IN RE MUTUAL FUNDS INVESTMENT LITIGATION

Glen L. Abramson
Berger & Montague, P.C.
1622 Locust Street
Philadelphia, PA 19103

Guri Ademi
Ademi & O'Reilly
3620 E. Layton Avenue
Cudahy, WI 53110

Thomas L. Allen
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

Lauren D. Antonino
Chitwood & Harley
2300 Promenade II
1230 Peachtree Street, N.E.
Atlanta, GA 30309

Daniel E. Bacine
Barrack, Rodos & Bacine
3300 Two Commerce Street
2001 Market Street
Philadelphia, PA 19103

Gerald L. Bader, Jr.
Bader Associates
14426 E. Evans Avenue, Suite 200
Aurora, CO 80014

Eugene Barash
Korein Tillery-St. Louis
701 Market Street, Suite 300
St. Louis, MO 63101

Timothy G. Barber
Womble Carlyle Sandridge & Rice
3500 One Wachovia Center
301 South College Street
Charlotte, NC 28202-6025

Andrew L. Barroway
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Brian Barry
Law Offices of Brian Barry
1801 Avenue of the Stars
Suite 307
Los Angeles, CA 90067

Frederick J. Baumann
Rothgerber, Appel, Powers & Johnson
1200 17th Street, Suite 3000
Denver, CO 80202

Eric J. Belfi
Rabin, Murray & Frank, LLP
275 Madison Avenue
34th Floor
New York, NY 10016

Robert H. Bell
Gibson, Dunn & Crutcher, LLP
200 Park Avenue
New York, NY 10166-0193

Robert J. Berg
Bernstein Liebhard & Lifshitz, LLP
2050 Center Avenue, Suite 200
Fort Lee, NJ 07024

Joel H. Bernstein
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue
12th Floor
New York, NY 10017

Stanley D. Bernstein
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Kelly Cox Bilek
Hoeffner & Bilek, LLP
440 Louisiana Street
Suite 720
Houston, TX 77002

Barbara Blumenthal
Hoffman, Reilly, Pozner & Williamson, L.L.P.
511 16th Street, #700
Denver, CO 80202

David C. Boch
Bingham McCutchen, LLP
150 Federal Street
Boston, MA 02110-1726

Mark Booker
Berman, DeValerio, Pease, Tabacco, et al.
One Liberty Square, 8th Floor
Boston, MA 02109

Aaron L. Brody
Stull, Stull & Brody
6 East 45th Street, Suite 500
New York, NY 10017

Jules Brody
Stull, Stull & Brody
6 East 45th Street, Suite 500
New York, NY 10017

Sara B. Brody
Morgan Lewis & Bockius, LLP
Steuart Tower
One Market Street
Suite 800
San Francisco, CA 94105-1420

Tzivia Brody
336 Central Park West
Apt # 7C
New York, NY 10025

Eric E. Bronson
Bird, Marella, Boxer & Wolpert
1875 Century Park, East
23rd Floor
Los Angeles, CA 90067-2561

Steven J. Brooks
Deutsch, Williams, Brooks, Derensis, et al.
99 Summer Street
Boston, MA 02110

Gordon R. Broom
Burroughs, Hepler, Broom, MacDonald, et al.
Mark Twain Plaza
103 West Vandalia Street, Suite 300
P.O. Box 510
Edwardsville, IL 62025

Klint Bruno
Law Offices Of Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Terrence Buehler
Buehler & Reed
19 South LaSalle Street
Suite 1500
Chicago, IL 60603

Bradley Jay Butwin
O'Melveny & Myers, LLP
Citicorp Center
53rd Floor
153 East 53rd Street
New York, NY 10022

John C. Cabaniss
Cabaniss Law Office
205 E. Wisconsin Avenue
Suite 300
Milwaukee, WI 53202

James R. Carroll
Skadden, Arps, et al. - Boston
One Beacon Street
31st Floor
Boston, MA 02108-3194

William Frank Carroll
Winstead, Sechrest & Minick, P.C.
1201 Elm Street
5400 Renaissance Tower
Dallas, TX 75270-2199

Laura D. Castner
Greenberg Traurig
2450 Colorado Ave
Suite 400E
Santa Monica, CA 90404

Edward W. Chang
Schiffrin & Barroway, L.L.P.
Three Bala Plaza East
Bala Cynwyd, PA 19004

Stephen E. Chappelear
Hahn, Loeser & Parks, LLP
21 East State Street
Suite 1050
Columbus, OH 43215-4224

Darren J. Check
Schiffrin & Barroway, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004

Michael S. Christian
The Furth Firm, LLP
225 Bush Street, 15th Floor
San Francisco, CA 94104-2303

Susan C. Chun
Fried, Frank, Harris, Shriver &
Jacobson, LLP
2 California Plz
350 S. Grand Ave., 32nd Fl.
Los Angeles, CA 90071

Bruce E. Clark
Sullivan & Cromwell
125 Broad Street
28th Floor
New York, NY 10004-2498

Collen Andrew Clark
Kaeske Law Firm
6301 Gaston Avenue
Suite 735
Dallas, TX 75214

Daniel E. Conley
Quarles, Brady, Streich & Lang,
LLP
411 East Wisconsin Avenue
Suite 2500
Milwaukee, WI 53202

Robert B. Corris
735 North Water Street
Suite 1440
Milwaukee, WI 53202

Joseph W. Cotchett
Cotchett, Pitre, Simon & McCarthy
San Francisco Airport Office Center
840 Malcolm Road
Suite 200
Burlingame, CA 94010

George C. Covington
Kennedy, Covington, Lobdell &
Hickman, LLP
214 North Tryon Street
Hearst Tower, 47th Floor
Charlotte, NC 28202

Elizabeth H. Cronise
Lieff, Cabraser, Heimann &
Bernstein, L.L.P.
780 Third Avenue
48th Floor
New York, NY 10017

Deron Dacus
Ramey & Flock
100 East Ferguson
Suite 500
Tyler, TX 75702-0629

Christina N. Davilas
Bingham McCutchen
150 Federal St.
Boston, MA 02110

Phillip Allen Davis
Sheppard, Mullin, Richter &
Hampton, LLP
333 South Hope Street
48th Floor
Los Angeles, CA 90071-1448

Joseph J. DePalma
Lite, DePalma, Greenberg & Rivas,
L.L.C.
Two Gateway Center, 12th Floor
Newark, NJ 07102

Stephen B. Diamond
Beeler, Schad & Diamond, P.C.
332 South Michigan Avenue
Suite 1000
Chicago, IL 60604

John A. Dienner III
Kubasiak, Fylstra, Reizen &
Rotunno, PC
20 South Clark Street, Suite 2900
Chicago, IL 60603

John M. Dillon
Caruso & Dillon, P.C.
100 Mamaroneck Avenue
Mamaroneck, NY 10563

John D. Donovan, Jr.
Ropes & Gray, LLP
One International Place
Boston, MA 02110-2624

Michael D. Donovan
Donovan Searles, LLC
1845 Walnut Street
Suite 1100
Philadelphia, PA 19103

Mark T. Drooks
Bird, Marella, Boxer & Wolpert
1875 Century Park, East
23rd Floor
Los Angeles, CA 90067-2561

Felice M. Duffy
Murtha Cullina LLP
Cityplace I
185 Asylum Street
Hartford, CT 06103

Marc Durant
Durant & Durant
325 Chestnut Street
Suite 1116
Philadelphia, PA 19106

Thomas W. Dymek
Stradley, Ronon, Stevens & Young
2600 One Commerce Square
Philadelphia, PA 19103

Gregory M. Egelston
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Kenneth A. Elan
Law Offices of Kenneth A. Elan
217 Broadway
Suite 606
New York, NY 10007

Bruce A. Ericson
Pillsbury Winthrop, LLP
50 Fremont Street
San Francisco, CA 94105-2228

Michael S. Etkin
Lowenstein & Sandler, PC
65 Livingston Avenue
Roseland, NJ 07068

Abigail Evans
Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019-6064

Nadeem Faruqi
Faruqi & Faruqi
320 East 39th Street
3rd Floor
New York, NY 10016

Jeffrey Paul Fink
Robbins, Umeda & Fink
1010 Second Avenue
Suite 2360
San Diego, CA 92101

Scott W. Fisher
Garwin, Bronzaft, Gerstein & Fisher, L.L.P.
1501 Broadway
Suite 1416
New York, NY 10036

Paul Fishman
Friedman Kaplan Seiler & Adelman, LLP
1633 Broadway, 46th Floor
New York, NY 10019-6708

Joseph A. Fonti
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue Of The Americas
New York, NY 10019

Peter C. Forbes
Horowitz, Wake & Forbes
370 17th Street
Denver, CO 80202

Christine M. Fox
Kaplan, Fox & Kilsheimer, LLP
805 Third Avenue
22nd Floor
New York, NY 10022

Frederic S. Fox
Kaplan ,Fox & Kilsheimer, LLP
805 Third Avenue
22nd Floor
New York, NY 10022

David S. Frankel
Kramer, Levin, Naftalis & Frankel, LLP
919 Third Avenue
New York, NY 10022

Andrew S. Friedman
Bonnett, Fairbourn, Friedman & Balint, P.C.
2901 North Central Avenue
Suite 1000
Phoenix, AZ 85012-3311

Jack G. Fruchter
Fruchter & Twersky
One Pennsylvania Plaza
Suite 1910
New York, NY 10119

Nancy F. Gans
Moulton & Gans, P.C.
33 Broad Street, Suite 1100
Boston, MA 02109

Robert S. Gans
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue of the Americas
New York, NY 10019

George M. Garvey
Munger, Tolles & Olson
355 South Grand Avenue
Suite 3500
Los Angeles,, CA 90071

Robert L. Gegios
Kohner, Mann & Kailas
P.O. Box 11982
1572 E. Capitol Dr.
Milwaukee, WI 53211

Carol V. Gilden
Much, Shelist, Freed, et al.
191 North Wacker Drive
Suite 1800
Chicago, IL 60606-1615

Lionel Z. Glancy
Glancy & Binkow
1801 Avenue of the Stars
Suite 311
Los Angeles, CA 90067

David J. Goldsmith
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue, 12th Floor
New York, NY 10017

Robert P. Goldstein
Warshafsky, Tarnoff, Gesler, Reinhart, Block
839 North Jefferson Street
Milwaukee, WI 53202

William E. Goydan
Wolff & Samson, PC
One Boland Drive
West Orange, NJ 07052

Gary S. Graifman
Kantrowitz, Goldhammer & Graifman
210 Summit Avenue
Montvale, NJ 07645

John W. Gresham
Ferguson, Stein, Watt, Wallas, et al.
East Independence Plaza, Suite 730
P.O. Box 36486
Charlotte, NC 28236-6486

Paul Grieco
Landskroner & Phillip Co., L.P.A.
1360 West Ninth, Suite 200
Cleveland, OH 44113

Deborah R. Gross
Law Offices of Bernard M. Gross, P.C.
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102

Susan R. Gross
Law Offices of Bernard M. Gross, P.C.
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102

Stanley M. Grossman
Pomerantz, Haudek, Block, Grossman & Gross
100 Park Avenue
26th Floor
New York, NY 10017

Frank N. Gundlach
Armstrong Teasdale, LLP
One Metropolitan Square
211 North Broadway
Suite 2600
St. Louis, MO 63102-2740

Douglas M. Hagerman
Foley & Lardner
321 North Clark Street
Chicago, IL 60610

Christopher T. Hale
Hale & Wagner
205 E Wisconsin Ave
Suite 300
Milwaukee, WI 53202-4207

Christopher P. Hall
Morgan, Lewis & Bockius, LLP
101 Park Avenue
New York, NY 10178

Dale R. Harris
Davis, Graham & Stubbs
1550 17th Street
Suite 500
Denver, CO 80202

James E. Hartley, Jr.
Drubner, Hartley & O'Connor, LLC
500 Chase Parkway, 4th Floor
Waterbury, CT 06708

Robert I. Harwood
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Daniel Joseph Hayes
Bell, Boyd & Lloyd
Three First National Plaza
70 West Madison, Suite 3300
Chicago, IL 60602

Richard M. Heimann
Lieff, Cabraser, Heimann & Bernstein, LLP
Embarcadero Center West
30th Floor
275 Battery Street
San Francisco, CA 94111

Christina D. Hernandez-Malaby
Quarles & Brady
411 E. Wisconsin Ave, Suite 2500
Milwaukee, WI 53202

Robert J. Higgins
Dickstein, Shapiro, Morin & Oshinsky, LLP
2101 L Street, NW
Washington, DC 20037

Thomas Walter Hill
Kegler Brown Hill & Ritter
65 E. State Street, Suite 1800
Columbus, OH 43215-4294

Robert D. Hillman
Deutsch, Williams, Brooks, Derensis, et al.
99 Summer Street, 13th Floor
Boston, MA 02110-1213

Matthew David Hinks
Jeffer, Mangels, Butler & Marmaro, LLP
1900 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067-5010

Christopher S. Hinton
Wolf, Haldenstein, Adler, Freeman & Herz, L.L.P.
270 Madison Avenue
New York, NY 10016

C. Clark Hodgson, Jr.
Stradley, Ronon, Stevens & Young
2600 One Commerce Square
Philadelphia, PA 19103-7098

Robert A. Hoffman
Barrack, Rodos & Bacine
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

Matthew M. Houston
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Bruce C. Howard
Robert D. Allison & Associates
122 South Michigan Avenue
Suite 1850
Chicago, IL 60603

Marc S. Hunzel
Law Offices Of Marc S. Henzel
335 Central Avenue
Lawrence, NY 11559

John F. Innelli
Law Office Of John F. Innelli
325 Chestnut Street
Philadelphia, PA 19106

Rebecca R. Jackson
Bryan Cave, L.L.P.
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750

Paul R. Jacquart
Jacquart & Lowe
241 N Broadway, Suite 202
Milwaukee, WI 53202

David Jaroslawicz
Jaroslawicz & Jaros
150 William Street
New York, NY 10038

Robert A. Jigarjian
Green, Fauth & Jigarjian
235 Pine St 15th Fl
San Francisco, CA 94104

Gregory William Johnson
Hustead Law Firm
4643 South Ulster Street # 1250
Denver, CO 80237-3334

Gregory B. Jordan
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886

David B. Kahn
David B. Kahn & Associates, Ltd.
One Northfield Plaza, Suite 100
Northfield, IL 60093

Sarah P. Karwan
Orans, Elsen & Lupert, LLP
One Rockefeller Plaza
New York, NY 10020

David C. Katz
Weiss & Yourman
551 Fifth Avenue
Suite 1600
New York, NY 10176

Chad E. Kauffman
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Christopher J. Keller
Goodkind, Labaton, Rudoff &
Sucharow, L.L.P.
100 Park Avenue
New York, NY 10017

Shawn Lunney Kelly
Riker, Danzig, Scherer, Hyland &
Perretti
One Speedwell Avenue
Morristown, NJ 07962

Philip S. Khinda
Ropes & Gray, LLP
One Metro Center
700 12th Street, N.W., Suite 900
Washington, DC 20005-3948

Laurence D. King
Kaplan, Fox & Kilsheimer, LLP
555 Montgomery Street
Suite 1501
San Francisco, CA 94111

Matthew R. Kipp
Skadden, Arps, Slate, Meagher &
Flom
333 West Wacker Drive
Suite 2100
Chicago, IL 60606

Mark A. Kirsch
Clifford Chance Us, LLP
200 Park Avenue
New York, NY 10166

John L. Kirtley
Godfrey & Kahn
780 N. Water St.,
Suite 1600
Milwaukee, WI 53202

Jeffrey A. Klafter
Klafter & Olsen, LLP
1311 Mamaroneck Avenue
Suite 220
White Plains, NY 10602

Shmuel Berel Klein
Law Offices of Shmuel Klein, PC
268 West Route 59
Spring Valley, NY 10977

Patrick A. Klingman
Schatz & Nobel, P.C.
330 Main Street
Second Floor
Hartford, CT 06106

James W. Knowles
Wilson, Sheehy, Knowles,
Robertson & Cornelius, PC
315 East Fifth Street
Tyler, TX 75701

Eduard Korsinsky
Beatie & Osborn, LLP
521 Fifth Avenue
34th Floor
New York, NY 10175

Alan J. Kovacs
Law Office of Alan J. Kovacs
2001 Beacon Street, Suite 106
Boston, MA 02135

Daniel J. Kramer
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Clinton A. Krislov
Krislov & Associates, Ltd.
20 North Wacker Drive
Suite 1350
Chicago, IL 60606

Susan Lacava
Susan Lacava, S.C.
23 N. Pinckney, Suite 320
Madison, WI 53703

Kimberly A. Lamaina
Skadden, Arps, Slate, Meagher &
Flom, LLP
One Rodney Square
Wilmington, DE 19899

Jack Landskroner
Landskroner & Phillip Co., L.P.A.
1360 West Ninth
Suite 200
Cleveland, OH 44113

Joseph P. Lasala
Mecelroy, Deutsch & Mulaney
1300 Mt. Kemble Avenue
P.O. Box 2075
Morristown, NJ 07962

Leigh R. Lasky
Lasky & Rifkind
100 Park Avenue, 12th Floor
New York, NY 10017

Andrew E. Lencyk
Wolf, Popper, Ross, Wolf & Jones,
L.L.P.
845 Third Avenue
New York, NY 10022

Bruce W. Leppla
Lieff, Cabraser, Heimann &
Bernstein, LLP
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339

Julie Lepri
BankOne
1 Bank One Plaza, 11th Floor
Suite 0286
Chicago, IL 60670

Leigh M. Levine
Alston & Bird
1211 East Morehead Street
P.O. Drawer 34009
Charlotte, NC 28234

Lester L. Levy, Sr.
Wolf & Popper, LLP
845 Third Avenue
New York, NY 10022

Sandy A. Liebhard
Bernstein , Liebhard & Lifshitz, LLP
10 East 40th Street
22nd Floor
New York, NY 10016

Joshua M. Lifshitz
Bull & Lifshitz, LLP
18 East 41st Street
New York, NY 10017

Charles W. Lilley
Lilley & Garcia
1600 Stout Street, #1100
Denver, CO 80202

Paul F. Linn
Michael Best & Friedrich
100 E Wisconsin Ave, Ste 3300
Milwaukee, WI 53202

Jeffrey Alan Lipps
Carpenter & Lipps
1600 Huntington Center
41 S. High Street
Columbus, OH 43215

Randall M. Livingston
Bailey & Peterson, PC
1600 Lincoln Street, # 3175
Denver, CO 80264

David P. Lowe
Jacquart & Lowe
241 N Broadway, Suite 202
Milwaukee, WI 53202

Timothy J. Macfall
Law Offices of Curtis V. Trinko
16 West 46th Street
7th Floor
New York, NY 10036

Jill Adams Malouf
Dealey, Zimmerman, Clark, Collie & Malouf
3131 Turtle Creek Blvd.
Suite 1201
Dallas, TX 75219

Richard A. Maniskas
Schiffrin & Barroway, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004

David J. Manogue
Specter, Specter, Evans & Manogue, P.C.
Koppers Bulding
26th Floor
Pittsburgh, PA 15219

Marc Marmaro
Jeffer, Mangels, Butler & Marmaro, LLP
1900 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067-5010

Donna L. McDevitt
Skadden, Arps, Slate, Meagher & Flom
333 West Wacker Drive, Suite 2100
Chicago, IL 60606

Elizabeth A. McDuffie
Gonzalez, Saggiol & Harlan
255 East Michigan Street
Suite 408
Milwaukee, WI 53202

Kevin M. McGee
Zwerling, Schachter & Zwerling
845 3rd Ave
New York, NY 10022

Douglas M. McKeige
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue of the Americas
33rd Floor
New York, NY 10019

A. Ward McKeithen
Robinson, Bradshaw & Hinson, P.A.
101 North Tryon Street
Suite 1900
Charolette, NC 28246

Jessica Jo Mead
Krislov & Associates, Ltd.
20 North Wacker Drive Suite 1350
Chicago, IL 60606

Bruce William Melton
Babbitt & Melton
332 S. Michigan Avenue, Suite 710
Chicago, IL 60604

Joseph H. Meltzer
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004-3481

James C. Mentkowski
Law Offices of James C. Mentkowski
111 East Wisconsin Avenue
Suite 1750, Bank One Plaza
Milwaukee, WI 53202

James E. Miller
Shepherd, Finkelman, Miller & Shah, LLC
One Lewis Street
Hartford, CT 06103

K. Matthew Miller
Womble, Carlyle, Sandridge & Rice
P.O. Box 831
Raleigh, NC 27602

Marvin A. Miller
Miller, Faucher & Cafferty, LLP
30 North LaSalle Street
Suite 3200
Chicago, IL 60602

Eitan Misulovin
Bernstein, Litowitz, Berger & Grossmann, L.L.P.
1285 Avenue Of The Americas
New York, NY 10019

Thomas J. Moloney
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006

Donald C. Moss
170 East 61st Street
New York, NY 10021

Brian P. Murray
Rabin & Peckel, L.L.P.
275 Madison Avenue
New York, NY 10016

N. Reid Neureiter
Jacobs, Chase, Frick, Kleinkopf & Kelly, LLC
1050 17th Street, #1500
D.C. Box 1
Denver, CO 80265

Klari Neuwelt
Law Office of Klari Neuwelt
110 East 59th Street, 29th Floor
New York, NY 10022

Kevin T. O'Brien
The Brualdi Law Firm
29 Broadway, Suite 1515
New York, NY 10006

Gary B. O'Connor
Drubner, Hartley & O'Connor, LLC
500 Chase Parkway
4th Floor
Waterbury, CT 06708

U. Seth Ottensoser
Bernstein, Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Daniel D. Owen
Shughart, Thomson & Kilroy
Twelve Wyandotte Plaza
120 West 12th Street
Kansas City, MO 64105

David Pastor
Gilman & Pastor, L.L.P.
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906

Peter E. Perkowski
Gibson, Dunn & Crutcher, LLP
333 South Grand Avenue
45th Floor
Los Angeles, CA 90071

Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036

Andrew John Petrie
Petrie Bauer, LLP
1775 Sherman Street, #2500
Denver, CO 80203

Charles J. Piven
Law Offices of Charles J. Piven, P.A.
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202

Jonathan M. Plasse
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue
12th Floor
New York, NY 10017-5563

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, NY 10036

Howard A. Pollack
Godfrey & Kahn
780 N. Water St., Suite 1600
Milwaukee, WI 53202

H. Adam Prussin
Pomerantz, Haudek, Block, Grossman & Gross
100 Park Avenue
26th Floor
New York, NY 10017

Daniella Quitt
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Mark A. Rabinowitz
Neal, Gerber & Eisenberg, LLP
2 N. LaSalle Street
Suite 2300
Chicago, IL 60602

Andrei V. Rado
Milberg Weiss Bershad Hynes & Lerach, LLP
One Pennsylvania Plaza
New York, NY 10119

Kurt E. Reitz
Thompson & Coburn
525 West Main Street
P.O. Box 750
Belleville, IL 62222

Terry E. Richardson, Jr.
Motley, Rice, LLC
1730 Jackson Street
P.O. Box 365
Barnwell, SC 29812

Mark C. Rifkin
Wolf, Haldenstein, Adler, Freeman & Herz, L.L.P.
270 Madison Avenue, 10th Floor
New York, NY 10016

William L. Rikard, Jr.
Parker, Poe, Adams & Bernstein
401 S. Tryon Street, Suite 3000
Charlotte, NC 28202-1935

Brian J. Robbins
Robbins, Umeda & Fink
1010 Second Avenue
Suite 2360
San Diego, CA 92101

Robert M. Roseman
Spector, Roseman & Kodroff, P.C.
1818 Market Street
Suite 2500
Philadelphia, PA 19103

David A. Rosenfeld
Cauley Geller Bowman, Coates & Rudman, LLP
200 Broadhollow Road, Suite 406
Melville, NY 11747

Robert A. Rosenfeld
Gold & Rosenfeld
11 South LaSalle Street
Suite 2500
Chicago, IL 60603

Marian P. Rosner
Wolf, Popper, Ross, Wolf & Jones, L.L.P.
845 Third Avenue
New York, NY 10022-6689

Robert M. Rothman
Cauley, Geller, Bowman & Rudman, L.L.P.
200 Broadhollow Road, Suite 406
Melville, NY 11747

Steven J. Rothschild
Skadden, Arps, Slate, Meagher & Flom
One Rodney Square
Wilmington, DE 19801

John W. Rotunno
Bell, Boyd & Lloyd
Three First National Plaza
Suite 3000
70 West Madison Street
Chicago, IL 60602

Paul K. Rowe
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Adam B. Rowland
Swidler, Berlin, Shereff & Friedman, LLP
405 Lexington Avenue
New York, NY 10174

Samuel H. Rudman
Cauley, Geller, Bowman, Coates & Rudman, LLP
200 Broadhollow Road, Suite 406
Melville, NY 11747

Jon A. Santangelo
Stinson Morrison Hecker, LLP
100 South Fourth Street
St. Louis, MO 63102

Donald J. Savery
Bingham McCutchen, LLP
150 Federal Street
Boston, MA 02110

# EXHIBIT B

JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

APR - 6 2004

FILED CLERK'S OFFICE

MDL 1586

## DOCKET NO. 1586

## BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

## IN RE MUTUAL FUNDS INVESTMENT LITIGATION

*Roger Kelso v. Columbia Acorn Trust, et al.*, S.D. Illinois, C.A. No. 3:03-769
*David Kenerley v. Templeton Funds, Inc., et al.*, S.D. Illinois, C.A. No. 3:03-770
*John Bilski v. Aim International Funds, Inc., et al.*, S.D. Illinois, C.A. No. 3:03-772

## ORDER LIFTING STAY OF CONDITIONAL TRANSFER ORDER

A conditional transfer order was filed in these three actions (*Kelso*, *Kenerley* and *Bilski*) on March 3, 2004. Prior to expiration of that order's fifteen-day stay of transmittal, plaintiffs in *Kelso*, *Kenerley* and *Bilski* filed a notice of opposition to the proposed transfer. Plaintiffs have now advised the Panel that they withdraw their initial opposition to the conditional transfer order.

IT IS THEREFORE ORDERED that the stay of the Panel's conditional transfer order designated as "CTO-1" filed on March 3, 2004, is LIFTED insofar as it relates to these three actions, and thus the actions are transferred to the District of Maryland for inclusion in the coordinated or consolidated pretrial proceedings under 28 U.S.C. § 1407 being conducted by the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

FOR THE PANEL:

Michael J. Beck

Michael J. Beck
Clerk of the Panel

PLEADING NO. 114

OFFICIAL FILE COPY

IMAGED APR 6 '04

T. ROWE PRICE ASSOCIATES, INC.

WWW.TROWEPRICE.COM

LEGAL DEPARTMENT

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free 800-638-7890
Fax 410-345-6575

April 19, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

John Bilski v. T. Rowe Price International Funds, Inc., et al.
In the United States District Court for the Southern District of Illinois
Case No.: 03-772 GPM

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleadings relative to the above-referenced matter:

Exhibit A: Conditional Transfer Order (Judicial Panel on Multidistrict Litigation) (MDL-1586)

Exhibit B: Order Lifting Stay of Conditional Transfer Order

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: ✓Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\BILSKISECLTR4.doc

T.RowePrice
INVEST WITH CONFIDENCE

# EXHIBIT A

# UNITED STATES OF AMERICA
# JUDICIAL PANEL ON MULTIDISTRICT LITIGATION



DIRECT REPLY TO:

Michael J. Beck
Clerk of the Panel
One Columbus Circle, NE
Thurgood Marshall Federal
Judiciary Building
Room G-255, North Lobby
Washington, D.C. 20002

Telephone: [202] 502-2800
Fax: [202] 502-2888

http://www.jpml.uscourts.gov

March 3, 2004

TO INVOLVED COUNSEL

Re: MDL-1586 -- In re Mutual Funds Investment Litigation

(See Attached Schedule CTO-1)

Dear Counsel:

Attached is a copy of a conditional transfer order filed today by the Judicial Panel on Multidistrict Litigation involving the above matter. The actions are transferred pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001). Copies of Rule 5.2, dealing with service, and Rules 7.4 and 7.5, regarding "tag-along" actions, are attached.

Inasmuch as there is an unavoidable time lag between notification of the pendency of the tag-along action and the filing of a conditional transfer order, counsel are required by Rule 7.4(b) to notify this office **BY FACSIMILE**, at (202) 502-2888, of any official changes in the status of the tag-along action. These changes could involve dismissal of the action, remand to state court, transfer to another federal court, etc., as indicated by an order filed by the district court. Your cooperation would be appreciated.

**NOTICE OF OPPOSITION DUE ON OR BEFORE: March 18, 2004 (4 p.m. EST)**
(Facsimile transmission is suggested.)

If you are considering opposing this conditional transfer order, please review Rules 7.4 and 7.5 of the Panel Rules before filing your Notice of Opposition. Please file one Notice of Opposition (with an attached schedule of actions, if necessary) if you are opposing the transfer of more than one action. A consolidated Motion and Brief to Vacate the CTO, with attached schedule of actions, is acceptable and encouraged. Please refer to the attached pink flyer for additional instructions concerning oppositions.

For more information about MDL-1586, counsel are encouraged to visit the District of Maryland transferee court's website at **http://www.mdd.uscourts.gov/mdl_litigation/displayMDLCom1.asp** and click on Mutual Funds.

A list of involved counsel is attached.

Very truly,

Michael J. Beck
Clerk of the Panel

By [signature]
Deputy Clerk

Attachments

JUDICIAL PANEL ON
MULTIDISTRICT LITIGATION

MAR - 3 2004

FILED
CLERK'S OFFICE

***DOCKET NO. 1586***

***BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION***

***IN RE MUTUAL FUNDS INVESTMENT LITIGATION***

***(SEE ATTACHED SCHEDULE)***

***CONDITIONAL TRANSFER ORDER (CTO-1)***

On February 20, 2004, the Panel transferred 96 civil actions to the United States District Court for the District of Maryland for coordinated or consolidated pretrial proceedings pursuant to 28 U.S.C. § 1407. With the consent of that court, all such actions have been assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

It appears that the actions on this conditional transfer order involve questions of fact which are common to the actions previously transferred to the District of Maryland.

Pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001), these actions are transferred under 28 U.S.C. § 1407 to the District of Maryland for the reasons stated in the order of February 20, 2004, ____F.Supp.2d____ (J.P.M.L. 2004), and, with the consent of that court, assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

This order does not become effective until it is filed in the Office of the Clerk of the United States District Court for the District of Maryland. The transmittal of this order to said Clerk shall be stayed fifteen (15) days from the entry thereof and if any party files a notice of opposition with the Clerk of the Panel within this fifteen (15) day period, the stay will be continued until further order of the Panel.

FOR THE PANEL:

Michael J. Beck

Michael J. Beck
Clerk of the Panel

# SCHEDULE CTO-1 - TAG ALONG CASES
# DOCKET NO. 1586
# IN RE MUTUAL FUNDS INVESTMENT LITIGATION

| DISTRICT | DIV. | CIVIL ACTION# | |
|---|---|---|---|
| CALIFORNIA CENTRAL | | | |
| CAC | 2 | 03-7654 | Emanuel Wasserman v. Kenneth D. Lewis, et al. |
| CAC | 2 | 03-8736 | Mike Sayegh v. Janus Capital Corp., et al. |
| CALIFORNIA NORTHERN | | | |
| CAN | 3 | 03-5071 | Michael Federman v. Putnam American Government Income Fund, et al. |
| CAN | 5 | 03-5133 | Kathie A. Phillips v. Alliance Capital Management Holding, L.P., et al. |
| CAN | 5 | 03-5146 | James Page, Jr. v. The Charles Schwab Corp., et al. |
| COLORADO | | | |
| CO | 1 | 03-2004 | Gerald L. Chait, etc. v. Thomas H. Bailey, et al. |
| CO | 1 | 03-2007 | Mei Hung, etc. v. Thomas H. Bailey, et al. |
| CO | 1 | 03-2016 | Norman Friedman, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2037 | Robert Martini v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2061 | Delon Brown v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2103 | Ruth A. McKeown v. Janus Fund, et al. |
| CO | 1 | 03-2115 | Paul Straits v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2141 | Janice Biggs v. Janus Fund, et al. |
| CO | 1 | 03-2168 | Harry Goodman, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2182 | Richard Lepera v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 03-2212 | R. Andrew Harclerode, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2309 | Brenda C. Vann, et al. v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2325 | Amanda Klein v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2403 | Craig Wiggins v. Janus Capital Group, Inc., et al. |
| CO | 1 | 03-2406 | L. Scott Karlin, etc. v. Amvescap, PLC, et al. |
| CO | 1 | 03-2441 | Richard Raver v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 03-2456 | Jerry Fatah, etc. v. Invesco Advantage Health Sciences Fund, et al. |
| CO | 1 | 03-2457 | Shirley M. McLain, et al. v. Bank of America Corp., et al. |
| CO | 1 | 03-2559 | Steven B. Ehrlich, et al. v. Invesco Advantage Health Sciences Fund, et al. |
| CO | 1 | 03-2604 | Miriam Calderon v. Amvescap, PLC, et al. |
| CO | 1 | 03-2612 | Pat B. Gorsuch, et al. v. Invesco Funds Group, Inc., et al. |
| CONNECTICUT | | | |
| CT | 3 | 03-1874 | Thomas Helm, et al. v. Janus Fund, et al. |
| CT | 3 | 03-1883 | Louis J. DeSocio v. Strong Advisor Common Stock Fund, et al. |
| CT | 3 | 03-2050 | Charles Lanza v. Alliancebernstein Growth & Income Fund, et al. |
| CT | 3 | 03-2192 | Alfred Dellavalle v. Putnam American Government Income Fund, et al. |
| ILLINOIS NORTHERN | | | |
| ILN | 1 | 03-7315 | Lenore Zarate v. Bank One Corp., et al. |
| ILN | 1 | 03-7940 | Robert Holton v. Bank One Corp., et al. |
| ILN | 1 | 03-8561 | Datren Williams, etc. v. Bank One Corp., et al. |
| ILN | 1 | 03-8628 | Carolyn Kitty v. Janus Capital Group Inc., et al. |
| ILN | 1 | 03-9055 | Carlo D'Agostino v. Putnam Investments Trust, et al. |
| ILN | 1 | 03-9061 | Brett Tayne v. Putnam Investments Trust, et al. |
| ILLINOIS SOUTHERN | | | |
| ILS | 3 | 03-692 | Robert Potter, et al. v. Janus Investment Fund, et al. |
| ILS | 3 | 03-760 | Donald Bradfisch v. Templeton Funds, Inc., et al. |
| ILS | 3 | 03-769 | Roger Kelso v. Columbia Acorn Trust, et al. |
| ILS | 3 | 03-770 | David Kenerley v. Templeton Funds, Inc., et al. |

RULE 7.4: CONDITIONAL TRANSFER ORDERS FOR "TAG-ALONG ACTIONS"

(a) Upon learning of the pendency of a potential "tag-along action," as defined in Rule 1.1 of these Rules, an order may be entered by the Clerk of the Panel transferring that action to the previously designated transferee district court on the basis of the prior hearing session(s) and for the reasons expressed in previous opinions and orders of the Panel in the litigation. The Clerk of the Panel shall serve this order on each party to the litigation but, in order to afford all parties the opportunity to oppose transfer, shall not send the order to the clerk of the transferee district court for fifteen days from the entry thereof.

(b) Parties to an action subject to a conditional transfer order shall notify the Clerk of the Panel within the fifteen-day period if that action is no longer pending in its transferor district court.

(c) Any party opposing the transfer shall file a notice of opposition with the Clerk of the Panel within the fifteen-day period. If a notice of opposition is received by the Clerk of the Panel within this fifteen-day period, the Clerk of the Panel shall not transmit said order to the clerk of the transferee district court until further order of the Panel. The Clerk of the Panel shall notify the parties of the briefing schedule.

(d) Within fifteen days of the filing of its notice of opposition, the party opposing transfer shall file a motion to vacate the conditional transfer order and brief in support thereof. The Chairman of the Panel shall set the motion for the next appropriate hearing session of the Panel. Failure to file and serve a motion and brief shall be treated as withdrawal of the opposition and the Clerk of the Panel shall forthwith transmit the order to the clerk of the transferee district court.

(e) Conditional transfer orders do not become effective unless and until they are filed with the clerk of the transferee district court.

(f) Notices of opposition and motions to vacate such orders of the Panel and responses thereto shall be governed by Rules 5.12, 5.2, 7.1 and 7.2 of these Rules.

RULE 7.5: MISCELLANEOUS PROVISIONS CONCERNING "TAG-ALONG ACTIONS"

(a) Potential "tag-along actions" filed in the transferee district require no action on the part of the Panel and requests for assignment of such actions to the Section 1407 transferee judge should be made in accordance with local rules for the assignment of related actions.

(b) Upon learning of the pendency of a potential "tag-along action" and having reasonable anticipation of opposition to transfer of that action, the Panel may direct the Clerk of the Panel to file a show cause order, in accordance with Rule 7.3 of these Rules, instead of a conditional transfer order.

(c) Failure to serve one or more of the defendants in a potential "tag-along action" with the complaint and summons as required by Rule 4 of the Federal Rules of Civil Procedure does not preclude transfer of such action under Section 1407. Such failure, however, may be submitted by such a defendant as a basis for opposing the proposed transfer if prejudice can be shown. The inability of the Clerk of the Panel to serve a conditional transfer order on all plaintiffs or defendants or their counsel shall not render the transfer of the action void but can be submitted by such a party as a basis for moving to remand as to such party if prejudice can be shown.

(d) A civil action apparently involving common questions of fact with actions under consideration by the Panel for transfer under Section 1407, which was either not included in a motion under Rule 7.2 of these Rules, or was included in such a motion that was filed too late to be included in the initial hearing session, will ordinarily be treated by the Panel as a potential "tag-along action."

(e) Any party or counsel in actions previously transferred under Section 1407 or under consideration by the Panel for transfer under Section 1407 shall promptly notify the Clerk of the Panel of any potential "tag-along actions" in which that party is also named or in which that counsel appears.

# INVOLVED COUNSEL LIST (CTO-1)
# DOCKET NO. 1586
# IN RE MUTUAL FUNDS INVESTMENT LITIGATION

Glen L. Abramson
Berger & Montague, P.C.
1622 Locust Street
Philadelphia, PA 19103

Guri Ademi
Ademi & O'Reilly
3620 E. Layton Avenue
Cudahy, WI 53110

Thomas L. Allen
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

Lauren D. Antonino
Chitwood & Harley
2300 Promenade II
1230 Peachtree Street, N.E.
Atlanta, GA 30309

Daniel E. Bacine
Barrack, Rodos & Bacine
3300 Two Commerce Street
2001 Market Street
Philadelphia, PA 19103

Gerald L. Bader, Jr.
Bader Associates
14426 E. Evans Avenue, Suite 200
Aurora, CO 80014

Eugene Barash
Korein Tillery-St. Louis
701 Market Street, Suite 300
St. Louis, MO 63101

Timothy G. Barber
Womble Carlyle Sandridge & Rice
3500 One Wachovia Center
301 South College Street
Charlotte, NC 28202-6025

Andrew L. Barroway
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Brian Barry
Law Offices of Brian Barry
1801 Avenue of the Stars
Suite 307
Los Angeles, CA 90067

Frederick J. Baumann
Rothgerber, Appel, Powers &
Johnson
1200 17th Street, Suite 3000
Denver, CO 80202

Eric J. Belfi
Rabin, Murray & Frank, LLP
275 Madison Avenue
34th Floor
New York, NY 10016

Robert H. Bell
Gibson, Dunn & Crutcher, LLP
200 Park Avenue
New York, NY 10166-0193

Robert J. Berg
Bernstein Liebhard & Lifshitz, LLP
2050 Center Avenue, Suite 200
Fort Lee, NJ 07024

Joel H. Bernstein
Goodkind, Labaton, Rudoff &
Sucharow, LLP
100 Park Avenue
12th Floor
New York, NY 10017

Stanley D. Bernstein
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Kelly Cox Bilek
Hoeffner & Bilek, LLP
440 Louisiana Street
Suite 720
Houston, TX 77002

Barbara Blumenthal
Hoffman, Reilly, Pozner &
Williamson, L.L.P.
511 16th Street, #700
Denver, CO 80202

David C. Boch
Bingham McCutchen, LLP
150 Federal Street
Boston, MA 02110-1726

Mark Booker
Berman, DeValerio, Pease,
Tabacco, et al.
One Liberty Square, 8th Floor
Boston, MA 02109

Aaron L. Brody
Stull, Stull & Brody
6 East 45th Street, Suite 500
New York, NY 10017

Jules Brody
Stull, Stull & Brody
6 East 45th Street, Suite 500
New York, NY 10017

Sara B. Brody
Morgan Lewis & Bockius, LLP
Steuart Tower
One Market Street
Suite 800
San Francisco, CA 94105-1420

Tzivia Brody
336 Central Park West
Apt # 7C
New York, NY 10025

Eric E. Bronson
Bird, Marella, Boxer & Wolpert
1875 Century Park, East
23rd Floor
Los Angeles, CA 90067-2561

Steven J. Brooks
Deutsch, Williams, Brooks,
Derensis, et al.
99 Summer Street
Boston, MA 02110

Gordon R. Broom
Burroughs, Hepler, Broom,
MacDonald, et al.
Mark Twain Plaza
103 West Vandalia Street, Suite 300
P.O. Box 510
Edwardsville, IL 62025

Klint Bruno
Law Offices Of Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Terrence Buehler
Buehler & Reed
19 South LaSalle Street
Suite 1500
Chicago, IL 60603

Bradley Jay Butwin
O'Melveny & Myers, LLP
Citicorp Center
53rd Floor
153 East 53rd Street
New York, NY 10022

John C. Cabaniss
Cabaniss Law Office
205 E. Wisconsin Avenue
Suite 300
Milwaukee, WI 53202

James R. Carroll
Skadden, Arps, et al. - Boston
One Beacon Street
31st Floor
Boston, MA 02108-3194

William Frank Carroll
Winstead, Sechrest & Minick, P.C.
1201 Elm Street
5400 Renaissance Tower
Dallas, TX 75270-2199

Laura D. Castner
Greenberg Traurig
2450 Colorado Ave
Suite 400E
Santa Monica, CA 90404

Edward W. Chang
Schiffrin & Barroway, L.L.P.
Three Bala Plaza East
Bala Cynwyd, PA 19004

Stephen E. Chappelear
Hahn, Loeser & Parks, LLP
21 East State Street
Suite 1050
Columbus, OH 43215-4224

Darren J. Check
Schiffrin & Barroway, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004

Michael S. Christian
The Furth Firm, LLP
225 Bush Street, 15th Floor
San Francisco, CA 94104-2303

Susan C. Chun
Fried, Frank, Harris, Shriver & Jacobson, LLP
2 California Plz
350 S. Grand Ave., 32nd Fl.
Los Angeles, CA 90071

Bruce E. Clark
Sullivan & Cromwell
125 Broad Street
28th Floor
New York, NY 10004-2498

Collen Andrew Clark
Kaeske Law Firm
6301 Gaston Avenue
Suite 735
Dallas, TX 75214

Daniel E. Conley
Quarles, Brady, Streich & Lang, LLP
411 East Wisconsin Avenue
Suite 2500
Milwaukee, WI 53202

Robert B. Corris
735 North Water Street
Suite 1440
Milwaukee, WI 53202

Joseph W. Cotchett
Cotchett, Pitre, Simon & McCarthy
San Francisco Airport Office Center
840 Malcolm Road
Suite 200
Burlingame, CA 94010

George C. Covington
Kennedy, Covington, Lobdell & Hickman, LLP
214 North Tryon Street
Hearst Tower, 47th Floor
Charlotte, NC 28202

Elizabeth H. Cronise
Lieff, Cabraser, Heimann & Bernstein, L.L.P.
780 Third Avenue
48th Floor
New York, NY 10017

Deron Dacus
Ramey & Flock
100 East Ferguson
Suite 500
Tyler, TX 75702-0629

Christina N. Davilas
Bingham McCutchen
150 Federal St.
Boston, MA 02110

Phillip Allen Davis
Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
48th Floor
Los Angeles, CA 90071-1448

Joseph J. DePalma
Lite, DePalma, Greenberg & Rivas, L.L.C.
Two Gateway Center, 12th Floor
Newark, NJ 07102

Stephen B. Diamond
Beeler, Schad & Diamond, P.C.
332 South Michigan Avenue
Suite 1000
Chicago, IL 60604

John A. Dienner III
Kubasiak, Fylstra, Reizen & Rotunno, PC
20 South Clark Street, Suite 2900
Chicago, IL 60603

John M. Dillon
Caruso & Dillon, P.C.
100 Mamaroneck Avenue
Mamaroneck, NY 10563

John D. Donovan, Jr.
Ropes & Gray, LLP
One International Place
Boston, MA 02110-2624

Michael D. Donovan
Donovan Searles, LLC
1845 Walnut Street
Suite 1100
Philadelphia, PA 19103

Mark T. Drooks
Bird, Marella, Boxer & Wolpert
1875 Century Park, East
23rd Floor
Los Angeles, CA 90067-2561

Felice M. Duffy
Murtha Cullina LLP
Cityplace I
185 Asylum Street
Hartford, CT 06103

Marc Durant
Durant & Durant
325 Chestnut Street
Suite 1116
Philadelphia, PA 19106

Thomas W. Dymek
Stradley, Ronon, Stevens & Young
2600 One Commerce Square
Philadelphia, PA 19103

Gregory M. Egelston
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Kenneth A. Elan
Law Offices of Kenneth A. Elan
217 Broadway
Suite 606
New York, NY 10007

Bruce A. Ericson
Pillsbury Winthrop, LLP
50 Fremont Street
San Francisco, CA 94105-2228

Michael S. Etkin
Lowenstein & Sandler, PC
65 Livingston Avenue
Roseland, NJ 07068

Abigail Evans
Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019-6064

Nadeem Faruqi
Faruqi & Faruqi
320 East 39th Street
3rd Floor
New York, NY 10016

Jeffrey Paul Fink
Robbins, Umeda & Fink
1010 Second Avenue
Suite 2360
San Diego, CA 92101

Scott W. Fisher
Garwin, Bronzaft, Gerstein & Fisher, L.L.P.
1501 Broadway
Suite 1416
New York, NY 10036

Paul Fishman
Friedman Kaplan Seiler & Adelman, LLP
1633 Broadway, 46th Floor
New York, NY 10019-6708

Joseph A. Fonti
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue Of The Americas
New York, NY 10019

Peter C. Forbes
Horowitz, Wake & Forbes
370 17th Street
Denver, CO 80202

Christine M. Fox
Kaplan, Fox & Kilsheimer, LLP
805 Third Avenue
22nd Floor
New York, NY 10022

Frederic S. Fox
Kaplan ,Fox & Kilsheimer, LLP
805 Third Avenue
22nd Floor
New York, NY 10022

David S. Frankel
Kramer, Levin, Naftalis & Frankel, LLP
919 Third Avenue
New York, NY 10022

Andrew S. Friedman
Bonnett, Fairbourn, Friedman & Balint, P.C.
2901 North Central Avenue
Suite 1000
Phoenix, AZ 85012-3311

Jack G. Fruchter
Fruchter & Twersky
One Pennsylvania Plaza
Suite 1910
New York, NY 10119

Nancy F. Gans
Moulton & Gans, P.C.
33 Broad Street, Suite 1100
Boston, MA 02109

Robert S. Gans
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue of the Americas
New York, NY 10019

George M. Garvey
Munger, Tolles & Olson
355 South Grand Avenue
Suite 3500
Los Angeles,, CA 90071

Robert L. Gegios
Kohner, Mann & Kailas
P.O. Box 11982
1572 E. Capitol Dr.
Milwaukee, WI 53211

Carol V. Gilden
Much, Shelist, Freed, et al.
191 North Wacker Drive
Suite 1800
Chicago, IL 60606-1615

Lionel Z. Glancy
Glancy & Binkow
1801 Avenue of the Stars
Suite 311
Los Angeles, CA 90067

David J. Goldsmith
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue, 12th Floor
New York, NY 10017

Robert P. Goldstein
Warshafsky, Tarnoff, Gesler, Reinhart, Block
839 North Jefferson Street
Milwaukee, WI 53202

William E. Goydan
Wolff & Samson, PC
One Boland Drive
West Orange, NJ 07052

Gary S. Graifman
Kantrowitz, Goldhammer & Graifman
210 Summit Avenue
Montvale, NJ 07645

John W. Gresham
Ferguson, Stein, Watt, Wallas, et al.
East Independence Plaza, Suite 730
P.O. Box 36486
Charlotte, NC 28236-6486

Paul Grieco
Landskroner & Phillip Co., L.P.A.
1360 West Ninth, Suite 200
Cleveland, OH 44113

Deborah R. Gross
Law Offices of Bernard M. Gross, P.C.
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102

Susan R. Gross
Law Offices of Bernard M. Gross, P.C.
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102

Stanley M. Grossman
Pomerantz, Haudek, Block, Grossman & Gross
100 Park Avenue
26th Floor
New York, NY 10017

Frank N. Gundlach
Armstrong Teasdale, LLP
One Metropolitan Square
211 North Broadway
Suite 2600
St. Louis, MO 63102-2740

Douglas M. Hagerman
Foley & Lardner
321 North Clark Street
Chicago, IL 60610

Christopher T. Hale
Hale & Wagner
205 E Wisconsin Ave
Suite 300
Milwaukee, WI 53202-4207

Christopher P. Hall
Morgan, Lewis & Bockius, LLP
101 Park Avenue
New York, NY 10178

Dale R. Harris
Davis, Graham & Stubbs
1550 17th Street
Suite 500
Denver, CO 80202

James E. Hartley, Jr.
Drubner, Hartley & O'Connor, LLC
500 Chase Parkway, 4th Floor
Waterbury, CT 06708

Robert I. Harwood
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Daniel Joseph Hayes
Bell, Boyd & Lloyd
Three First National Plaza
70 West Madison, Suite 3300
Chicago, IL 60602

Richard M. Heimann
Lieff, Cabraser, Heimann & Bernstein, LLP
Embarcadero Center West
30th Floor
275 Battery Street
San Francisco, CA 94111

Christina D. Hernandez-Malaby
Quarles & Brady
411 E. Wisconsin Ave, Suite 2500
Milwaukee, WI 53202

Robert J. Higgins
Dickstein, Shapiro, Morin & Oshinsky, LLP
2101 L Street, NW
Washington, DC 20037

Thomas Walter Hill
Kegler Brown Hill & Ritter
65 E. State Street, Suite 1800
Columbus, OH 43215-4294

Robert D. Hillman
Deutsch, Williams, Brooks, Derensis, et al.
99 Summer Street, 13th Floor
Boston, MA 02110-1213

Matthew David Hinks
Jeffer, Mangels, Butler & Marmaro, LLP
1900 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067-5010

Christopher S. Hinton
Wolf, Haldenstein, Adler, Freeman & Herz, L.L.P.
270 Madison Avenue
New York, NY 10016

C. Clark Hodgson, Jr.
Stradley, Ronon, Stevens & Young
2600 One Commerce Square
Philadelphia, PA 19103-7098

Robert A. Hoffman
Barrack, Rodos & Bacine
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

Matthew M. Houston
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Bruce C. Howard
Robert D. Allison & Associates
122 South Michigan Avenue
Suite 1850
Chicago, IL 60603

Marc S. Hunzel
Law Offices Of Marc S. Henzel
335 Central Avenue
Lawrence, NY 11559

John F. Innelli
Law Office Of John F. Innelli
325 Chestnut Street
Philadelphia, PA 19106

Rebecca R. Jackson
Bryan Cave, L.L.P.
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750

Paul R. Jacquart
Jacquart & Lowe
241 N Broadway, Suite 202
Milwaukee, WI 53202

David Jaroslawicz
Jaroslawicz & Jaros
150 William Street
New York, NY 10038

Robert A. Jigarjian
Green, Fauth & Jigarjian
235 Pine St 15th Fl
San Francisco, CA 94104

Gregory William Johnson
Hustead Law Firm
4643 South Ulster Street # 1250
Denver, CO 80237-3334

Gregory B. Jordan
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886

David B. Kahn
David B. Kahn & Associates, Ltd.
One Northfield Plaza, Suite 100
Northfield, IL 60093

Sarah P. Karwan
Orans, Elsen & Lupert, LLP
One Rockefeller Plaza
New York, NY 10020

David C. Katz
Weiss & Yourman
551 Fifth Avenue
Suite 1600
New York, NY 10176

Chad E. Kauffman
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Christopher J. Keller
Goodkind, Labaton, Rudoff &
Sucharow, L.L.P.
100 Park Avenue
New York, NY 10017

Shawn Lunney Kelly
Riker, Danzig, Scherer, Hyland &
Perretti
One Speedwell Avenue
Morristown, NJ 07962

Philip S. Khinda
Ropes & Gray, LLP
One Metro Center
700 12th Street, N.W., Suite 900
Washington, DC 20005-3948

Laurence D. King
Kaplan, Fox & Kilsheimer, LLP
555 Montgomery Street
Suite 1501
San Francisco, CA 94111

Matthew R. Kipp
Skadden, Arps, Slate, Meagher &
Flom
333 West Wacker Drive
Suite 2100
Chicago, IL 60606

Mark A. Kirsch
Clifford Chance Us, LLP
200 Park Avenue
New York, NY 10166

John L. Kirtley
Godfrey & Kahn
780 N. Water St.,
Suite 1600
Milwaukee, WI 53202

Jeffrey A. Klafter
Klafter & Olsen, LLP
1311 Mamaroneck Avenue
Suite 220
White Plains, NY 10602

Shmuel Berel Klein
Law Offices of Shmuel Klein, PC
268 West Route 59
Spring Valley, NY 10977

Patrick A. Klingman
Schatz & Nobel, P.C.
330 Main Street
Second Floor
Hartford, CT 06106

James W. Knowles
Wilson, Sheehy, Knowles,
Robertson & Cornelius, PC
315 East Fifth Street
Tyler, TX 75701

Eduard Korsinsky
Beatie & Osborn, LLP
521 Fifth Avenue
34th Floor
New York, NY 10175

Alan J. Kovacs
Law Office of Alan J. Kovacs
2001 Beacon Street, Suite 106
Boston, MA 02135

Daniel J. Kramer
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Clinton A. Krislov
Krislov & Associates, Ltd.
20 North Wacker Drive
Suite 1350
Chicago, IL 60606

Susan Lacava
Susan Lacava, S.C.
23 N. Pinckney, Suite 320
Madison, WI 53703

Kimberly A. Lamaina
Skadden, Arps, Slate, Meagher &
Flom, LLP
One Rodney Square
Wilmington, DE 19899

Jack Landskroner
Landskroner & Phillip Co., L.P.A.
1360 West Ninth
Suite 200
Cleveland, OH 44113

Joseph P. Lasala
Mecelroy, Deutsch & Mulaney
1300 Mt. Kemble Avenue
P.O. Box 2075
Morristown, NJ 07962

Leigh R. Lasky
Lasky & Rifkind
100 Park Avenue, 12th Floor
New York, NY 10017

Andrew E. Lencyk
Wolf, Popper, Ross, Wolf & Jones,
L.L.P.
845 Third Avenue
New York, NY 10022

Bruce W. Leppla
Lieff, Cabraser, Heimann &
Bernstein, LLP
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339

Julie Lepri
BankOne
1 Bank One Plaza, 11th Floor
Suite 0286
Chicago, IL 60670

Leigh M. Levine
Alston & Bird
1211 East Morehead Street
P.O. Drawer 34009
Charlotte, NC 28234

Lester L. Levy, Sr.
Wolf & Popper, LLP
845 Third Avenue
New York, NY 10022

Sandy A. Liebhard
Bernstein , Liebhard & Lifshitz, LLP
10 East 40th Street
22nd Floor
New York, NY 10016

Joshua M. Lifshitz
Bull & Lifshitz, LLP
18 East 41st Street
New York, NY 10017

Charles W. Lilley
Lilley & Garcia
1600 Stout Street, #1100
Denver, CO 80202

Paul F. Linn
Michael Best & Friedrich
100 E Wisconsin Ave, Ste 3300
Milwaukee, WI 53202

Jeffrey Alan Lipps
Carpenter & Lipps
1600 Huntington Center
41 S. High Street
Columbus, OH 43215

Randall M. Livingston
Bailey & Peterson, PC
1600 Lincoln Street, # 3175
Denver, CO 80264

David P. Lowe
Jacquart & Lowe
241 N Broadway, Suite 202
Milwaukee, WI 53202

Timothy J. Macfall
Law Offices of Curtis V. Trinko
16 West 46th Street
7th Floor
New York, NY 10036

Jill Adams Malouf
Dealey, Zimmerman, Clark, Collie & Malouf
3131 Turtle Creek Blvd.
Suite 1201
Dallas, TX 75219

Richard A. Maniskas
Schiffrin & Barroway, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004

David J. Manogue
Specter, Specter, Evans & Manogue, P.C.
Koppers Bulding
26th Floor
Pittsburgh, PA 15219

Marc Marmaro
Jeffer, Mangels, Butler & Marmaro, LLP
1900 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067-5010

Donna L. McDevitt
Skadden, Arps, Slate, Meagher & Flom
333 West Wacker Drive, Suite 2100
Chicago, IL 60606

Elizabeth A. McDuffie
Gonzalez, Saggiol & Harlan
255 East Michigan Street
Suite 408
Milwaukee, WI 53202

Kevin M. McGee
Zwerling, Schachter & Zwerling
845 3rd Ave
New York, NY 10022

Douglas M. McKeige
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue of the Americas
33rd Floor
New York, NY 10019

A. Ward McKeithen
Robinson, Bradshaw & Hinson, P.A.
101 North Tryon Street
Suite 1900
Charolette, NC 28246

Jessica Jo Mead
Krislov & Associates, Ltd.
20 North Wacker Drive Suite 1350
Chicago, IL 60606

Bruce William Melton
Babbitt & Melton
332 S. Michigan Avenue, Suite 710
Chicago, IL 60604

Joseph H. Meltzer
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004-3481

James C. Mentkowski
Law Offices of James C. Mentkowski
111 East Wisconsin Avenue
Suite 1750, Bank One Plaza
Milwaukee, WI 53202

James E. Miller
Shepherd, Finkelman, Miller & Shah, LLC
One Lewis Street
Hartford, CT 06103

K. Matthew Miller
Womble, Carlyle, Sandridge & Rice
P.O. Box 831
Raleigh, NC 27602

Marvin A. Miller
Miller, Faucher & Cafferty, LLP
30 North LaSalle Street
Suite 3200
Chicago, IL 60602

Eitan Misulovin
Bernstein, Litowitz, Berger & Grossmann, L.L.P.
1285 Avenue Of The Americas
New York, NY 10019

Thomas J. Moloney
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006

Donald C. Moss
170 East 61st Street
New York, NY 10021

Brian P. Murray
Rabin & Peckel, L.L.P.
275 Madison Avenue
New York, NY 10016

N. Reid Neureiter
Jacobs, Chase, Frick, Kleinkopf & Kelly, LLC
1050 17th Street, #1500
D.C. Box 1
Denver, CO 80265

Klari Neuwelt
Law Office of Klari Neuwelt
110 East 59th Street, 29th Floor
New York, NY 10022

Kevin T. O'Brien
The Brualdi Law Firm
29 Broadway, Suite 1515
New York, NY 10006

Gary B. O'Connor
Drubner, Hartley & O'Connor, LLC
500 Chase Parkway
4th Floor
Waterbury, CT 06708

U. Seth Ottensoser
Bernstein, Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Daniel D. Owen
Shughart, Thomson & Kilroy
Twelve Wyandotte Plaza
120 West 12th Street
Kansas City, MO 64105

David Pastor
Gilman & Pastor, L.L.P.
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906

Peter E. Perkowski
Gibson, Dunn & Crutcher, LLP
333 South Grand Avenue
45th Floor
Los Angeles, CA 90071

Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036

Andrew John Petrie
Petrie Bauer, LLP
1775 Sherman Street, #2500
Denver, CO 80203

Charles J. Piven
Law Offices of Charles J. Piven, P.A.
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202

Jonathan M. Plasse
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue
12th Floor
New York, NY 10017-5563

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, NY 10036

Howard A. Pollack
Godfrey & Kahn
780 N. Water St., Suite 1600
Milwaukee, WI 53202

H. Adam Prussin
Pomerantz, Haudek, Block, Grossman & Gross
100 Park Avenue
26th Floor
New York, NY 10017

Daniella Quitt
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Mark A. Rabinowitz
Neal, Gerber & Eisenberg, LLP
2 N. LaSalle Street
Suite 2300
Chicago, IL 60602

Andrei V. Rado
Milberg Weiss Bershad Hynes & Lerach, LLP
One Pennsylvania Plaza
New York, NY 10119

Kurt E. Reitz
Thompson & Coburn
525 West Main Street
P.O. Box 750
Belleville, IL 62222

Terry E. Richardson, Jr.
Motley, Rice, LLC
1730 Jackson Street
P.O. Box 365
Barnwell, SC 29812

Mark C. Rifkin
Wolf, Haldenstein, Adler, Freeman & Herz, L.L.P.
270 Madison Avenue, 10th Floor
New York, NY 10016

William L. Rikard, Jr.
Parker, Poe, Adams & Bernstein
401 S. Tryon Street, Suite 3000
Charlotte, NC 28202-1935

Brian J. Robbins
Robbins, Umeda & Fink
1010 Second Avenue
Suite 2360
San Diego, CA 92101

Robert M. Roseman
Spector, Roseman & Kodroff, P.C.
1818 Market Street
Suite 2500
Philadelphia, PA 19103

David A. Rosenfeld
Cauley Geller Bowman, Coates & Rudman, LLP
200 Broadhollow Road, Suite 406
Melville, NY 11747

Robert A. Rosenfeld
Gold & Rosenfeld
11 South LaSalle Street
Suite 2500
Chicago, IL 60603

Marian P. Rosner
Wolf, Popper, Ross, Wolf & Jones, L.L.P.
845 Third Avenue
New York, NY 10022-6689

Robert M. Rothman
Cauley, Geller, Bowman & Rudman, L.L.P.
200 Broadhollow Road, Suite 406
Melville, NY 11747

Steven J. Rothschild
Skadden, Arps, Slate, Meagher & Flom
One Rodney Square
Wilmington, DE 19801

John W. Rotunno
Bell, Boyd & Lloyd
Three First National Plaza
Suite 3000
70 West Madison Street
Chicago, IL 60602

Paul K. Rowe
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Adam B. Rowland
Swidler, Berlin, Shereff & Friedman, LLP
405 Lexington Avenue
New York, NY 10174

Samuel H. Rudman
Cauley, Geller, Bowman, Coates & Rudman, LLP
200 Broadhollow Road, Suite 406
Melville, NY 11747

Jon A. Santangelo
Stinson Morrison Hecker, LLP
100 South Fourth Street
St. Louis, MO 63102

Donald J. Savery
Bingham McCutchen, LLP
150 Federal Street
Boston, MA 02110

# EXHIBIT B

JUDICIAL PANEL ON
MULTIDISTRICT LITIGATION

MDL 1586

APR - 6 2004

FILED
CLERK'S OFFICE

## *DOCKET NO. 1586*

## *BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION*

## *IN RE MUTUAL FUNDS INVESTMENT LITIGATION*

*Roger Kelso v. Columbia Acorn Trust, et al.*, S.D. Illinois, C.A. No. 3:03-769
*David Kenerley v. Templeton Funds, Inc., et al.*, S.D. Illinois, C.A. No. 3:03-770
*John Bilski v. Aim International Funds, Inc., et al.*, S.D. Illinois, C.A. No. 3:03-772

## *ORDER LIFTING STAY OF CONDITIONAL TRANSFER ORDER*

A conditional transfer order was filed in these three actions (*Kelso*, *Kenerley* and *Bilski*) on March 3, 2004. Prior to expiration of that order's fifteen-day stay of transmittal, plaintiffs in *Kelso*, *Kenerley* and *Bilski* filed a notice of opposition to the proposed transfer. Plaintiffs have now advised the Panel that they withdraw their initial opposition to the conditional transfer order.

PLEADING NO. 14

IT IS THEREFORE ORDERED that the stay of the Panel's conditional transfer order designated as "CTO-1" filed on March 3, 2004, is LIFTED insofar as it relates to these three actions, and thus the actions are transferred to the District of Maryland for inclusion in the coordinated or consolidated pretrial proceedings under 28 U.S.C. § 1407 being conducted by the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

FOR THE PANEL:

Michael J. Beck

Michael J. Beck
Clerk of the Panel

OFFICIAL FILE COPY

IMAGED APR 6 '04